Exhibit 4 - Notices of Meeting and Management Information Circulars of the Registrant

Document No.	Date of Document	Title of Document
4.1	March 7, 2006	Notice of Meeting and Record Date (Computershare)
4.2	April 3, 2006	Notice of Annual and Special Meeting of Shareholders
4.3	April 3, 2006	Notice of Annual and Special Meeting of Shareholders and Management Information Circular for the 2006 Annual and Special Meeting of the Registrant
4.4	Undated (filed May 1, 2006)	Form of Proxy
4.5	March 6, 2007	Notice of Meeting and Record Date (Computershare)
4.6	April 11, 2007	Notice of Annual and Special Meeting of Shareholders
4.7	April 11, 2007	Notice of Annual and Special Meeting of Shareholders and Management Information Circular for the 2007 Annual and Special Meeting of the Registrant
4.8	Undated (filed April 18, 2007)	Form of Proxy
4.9	April 19, 2007	Certificate of mailing meeting materials to shareholders (Computershare)



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 7, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: CENTURY MINING CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	:	15662P101/CA15662P1018/COMMON
3.	CUSIP/Class of Security entitled to vote	:	15662P101/CA15662P1018/COMMON
4.	Record Date for Notice	:	18 Apr 2006
5.	Record date for Voting	:	18 Apr 2006
6.	Beneficial Ownership determination date	:	18 Apr 2006
7.	Meeting Date	:	19 May 2006
8.	Meeting Location	:	Toronto ON

Yours Truly

Linda Kelly
Meeting Specialist
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: 604.661.9400 Ext 4083
Fax: 604.661.9401

CENTURY MINING CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Meeting**") of shareholders of Century Mining Corporation (the "**Company**") will be held at The National Club, Howland Room, 303 Bay Street, Toronto, Ontario, on Friday, May 19, 2006, at the hour of 9:00 am (Toronto time), for the following purposes:

1.   to receive the report of the President to the shareholders;

2.   to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2005 together with the report of the auditor thereon;

3.   to elect directors;

4.   to appoint the auditor, Deloitte & Touche LLP, Chartered Accountants, and to authorize the directors to fix the auditor's remuneration;

5.   to consider and, if deemed advisable, to pass (with or without variation) an ordinary resolution re-approving and authorizing the Company's incentive stock option plan;

6.   to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign, and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice.

DATED at Blaine, Washington, this 3rd day of April, 2006.

BY ORDER OF THE BOARD

(signed) *Margaret M. Kent*

MARGARET M. KENT
Chairman, President and CEO

CENTURY MINING CORPORATION

2006

ANNUAL

AND SPECIAL

MEETING

Notice of Annual and Special Meeting of Shareholders

Management Information Circular

Place: Toronto, Ontario

Time: 9:00 a.m.

Date: Friday, May 19, 2006


CENTURY MINING CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Meeting**") of shareholders of Century Mining Corporation (the "**Company**") will be held at The National Club, Howland Room, 303 Bay Street, Toronto, Ontario, on Friday, May 19, 2006, at the hour of 9:00 am (Toronto time), for the following purposes:

1.   to receive the report of the President to the shareholders;

2.   to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2005 together with the report of the auditor thereon;

3.   to elect directors;

4.   to appoint the auditor, Deloitte & Touche LLP, Chartered Accountants, and to authorize the directors to fix the auditor's remuneration;

5.   to consider and, if deemed advisable, to pass (with or without variation) an ordinary resolution re-approving and authorizing the Company's incentive stock option plan;

6.   to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign, and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice.

DATED at Blaine, Washington, this 3rd day of April, 2006.


BY ORDER OF THE BOARD

(signed) *Margaret M. Kent*

MARGARET M. KENT
Chairman, President and CEO



CENTURY MINING CORPORATION
441 Peace Portal Drive
Blaine, WA   98230

MANAGEMENT INFORMATION CIRCULAR
(containing information as at April 3, 2006 unless otherwise indicated)


SOLICITATION OF PROXIES

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by the management of Century Mining Corporation (the "Company") for use at the annual and special meeting of shareholders of the Company (and any adjournment thereof) to be held on **Friday, May 19, 2006** (the "**Meeting**") at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the Chairman, President and Chief Executive Officer and Secretary, respectively, of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the principal office of the Company, 441 Peace Portal Drive, Blaine, WA 98230 U.S.A., Attention: Graham Eacott, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE. SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR FOR WHICH BOTH CHOICES HAVE BEEN SPECIFIED, BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.

At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation, or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital: an unlimited number of common shares without par value
Issued and Outstanding: 87,742,230 common shares without par value (as at April 3, 2006)

Only Shareholders of record holding common shares at the close of business on April 18, 2006 (the "**Record Date**"), a day which is 31 days prior to the date of the Meeting, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have their common shares voted at the Meeting. As used herein, the term "**Shareholder**" refers only to registered holders of common shares of the Company.

On a show of hands, every individual who is present as a Shareholder or as a representative of a corporate Shareholder will have one vote (no matter how many shares such Shareholder holds). On a poll, every Shareholder present in person or represented by a proxy and every person who is a representative of a corporate Shareholder will have one vote for each common share registered in the name of the Shareholder on the list of Shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and at the Meeting. Shareholders represented by proxy holders are not entitled to vote on a show of hands.

To the knowledge of the directors and officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company:

ADVICE TO BENEFICIAL SHAREHOLDERS

Only Shareholders, or proxyholders duly appointed by Shareholders, are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (such shareholders being referred to herein as "**Beneficial Shareholders**") are advised that only proxies from Shareholders registered on the Record Date can be recognized and voted at the Meeting. If your common shares are listed in an account statement provided to you by a broker, then in almost all cases those common shares will not be registered in your name on the records of the Company and you are not a Shareholder. Such common shares will more likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. (or similar nominees) are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to Shareholders. However, its purpose is limited to instructing the Shareholder which is the registered holder of such common shares how to vote those common shares on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided and return the proxy form to the intermediary/broker. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation and/or ADP Proxy Services ("**IICC/ADP**"). IICC/ADP typically uses a specific voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting instruction forms to IICC/ADP.

IICC/ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of those common shares to be represented at the Meeting by IICC/ADP clients. **A Beneficial Shareholder receiving an IICC/ADP voting instruction form cannot use that proxy to vote its common shares directly at the Meeting – the voting instruction form must be returned to IICC/ADP well in advance of the Meeting in order to have the common shares voted.** It is also possible, in some cases, to submit voting instructions to IICC/ADP through the Internet.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

A. Election of Directors

The Articles of the Company provide that the board of directors of the Company (the "**Board of Directors**") will consist of a minimum of three and a maximum of ten directors. The Board of Directors presently consists of seven directors and it is intended that eight directors be elected for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director, however, should that occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the accompanying form of proxy have the right to vote for the election of the remaining nominees and may vote for the election of a substitute nominee in their discretion. Each director elected will hold office until the next annual meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Canada Business Corporations Act* (the "**Act**").

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he or she is ordinarily resident, all offices of the Company now held by him or her, his or her principal occupation during the past five years, the period of time for which he or she has been a director of the Company, and the number of common shares of the Company beneficially owned by him or her, directly or indirectly, or over which he or she exercises control or direction, as at the date hereof.

Name, Position and Municipality of Residence	Principal Occupation During the Past 5 Years	Director Since	Number of Shares(1)
Allen V. Ambrose (2)(3)(4)(5) *Director* Spokane, Washington, USA	Consulting Geologist; President and Director – Minera Andes Inc. (public mineral exploration company)	June 2002	Nil
Ross F. Burns *Vice President, Exploration and Director* Bellingham, Washington, USA	Vice President, Exploration – Century Mining Corporation; Partner – Karst Investments LLC; President and CEO – Tamerlane Ventures Inc.; Vice President, Exploration – Eden Roc Mineral Corp.	January 2004	944,346
Margaret M. Kent *Chairman, President, CEO and Director* Blaine, Washington, USA	Chairman, President and CEO – Century Mining Corporation; Partner – Chairman and CEO – Eden Roc Mineral Corp.; Chairman – Tamerlane Ventures Inc.	October 2003	915,846(8)
William J.V. Sheridan *Secretary and Director* Toronto, Ontario, Canada	Partner – Lang Michener LLP (law firm)	October 2003	Nil

Name, Position and Municipality of Residence	Principal Occupation During the Past 5 Years	Director Since	Number of Shares(1)
David C. Laing (2)(3)(4)(5) *Director* West Vancouver, BC, Canada	Director of Mining – Endeavour Financial Ltd.; Vice President – Standard Bank; Director & Principal Mining Engineer – MQes Inc.; President – MRDI	September 2004	50,000
Donald S. Macdonald (2)(6) *Director* Uxbridge, Ontario, Canada	Senior Advisor, Public Policy – Lang Michener LLP (law firm) since September 2002; Senior Advisor, UBS Bunting Warburg (September 2000 – December 2002)	October 2004	20,000
Pierre Desjardins (3)(4)(5)(7) *Director* Austin, Québec, Canada	Corporate Director; Chairman – Total Containment Inc. (2004-2005); Chairman – TouchTunes Music Corporation (2002 – 2004)	May 2005	52,000
Dale G. Parker Director *Nominee* Vancouver, BC, Canada	Corporate Director; President and CEO of Workers' Compensation Board of British Columbia (1994 – 1998)		Nil

Notes:

(1) The information as to shares beneficially owned, directly or indirectly, or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) Member of the Audit Committee.

(3) Member of the Corporate Governance Committee.

(4) Member of the Compensation Committee.

(5) Member of the Nominating Committee.

(6) Mr. Macdonald was a director of CanEnerco Ltd. which went into bankruptcy on or about November 17, 2000. CanEnerco Ltd. remains in bankruptcy pending the outcome of litigation against Encana Corporation.

(7) Mr. Desjardins was a director of Total Containment Inc. which was delisted from the NASDAQ Small Cap for failure to meet the minimum listing requirements, and which filed for Chapter 11 bankruptcy on March 4, 2004 following a judgment awarded to Murphy Oil Company to seize its assets. The court appointed trustee has started proceedings against the former directors of Total Containment Inc. claiming, among other things, that the directors failed to exercise their fiduciary duties. All allegations have been denied and are the subject of counter proceedings.

(8) Margaret Kent's shares are held in a Family Trust.

B.   Appointment of Auditor

The auditor of the Company, Deloitte & Touche LLP, Chartered Accountants was appointed auditor on February 3, 2006. The prior auditor, BDO Dunwoody LLP, Chartered Accountants, was auditor of the Company since April 2004. The auditor prior to BDO Dunwoody LLP was Arthur Lam, Chartered Accountant, who was first appointed auditor of the Company in June 1995.

A reporting package prepared in accordance with the requirements of National Instrument 51-102 *Continuous Disclosure Obligations* in respect of the change of auditor of the Company is attached to this Circular as Appendix A.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditor of the Company, to hold such office until the close of the next annual meeting of the shareholders of the Company or until its successor is appointed, and to authorize the directors of the Company to fix the remuneration of the auditor.

C.   Approval of Incentive Stock Option Plan

Pursuant to Policy 4.4 of the TSX Venture Exchange ("**TSXV**") Corporate Finance Manual, all TSXV listed companies are required to adopt a stock option plan prior to granting incentive stock options. The Board of Directors of the Company has established such a plan (the "**Plan**"). The purpose of the Plan is to attract and motivate directors, officers, employees, consultants and others providing services to the Company and its subsidiaries, and thereby advance the Company's interests, by affording such persons with an opportunity to acquire an equity interest in the Company through the issuance of stock options. The Company is currently listed on Tier 2 of the TSXV and has adopted a "rolling" stock option plan reserving for issuance pursuant to the grant and exercise of stock options a maximum of 10% of the issued shares of the Company from time to time. As at April 3, 2006, the Company had 87,742,230 common shares issued and outstanding and 4,325,000 incentive stock options outstanding, leaving a further 4,449,223 options to be granted under the Plan at such date.

The TSXV's Policy 4.4 and the terms of the Plan authorize the Board of Directors to grant stock options to optionees on the following terms:

1.   The aggregate number of shares which may be issued pursuant to options granted under the Plan, unless otherwise approved by Shareholders, may not exceed that number which is equal to 10% of the shares of the Company issued and outstanding from time to time.

2.   The number of shares subject to each option will be determined by the Board of Directors, provided that the aggregate number of shares reserved for issuance pursuant to options granted to:

   (a)   Insiders during any 12 month period may not exceed 10% of the issued shares of the Company;

   (b)   any one individual during any 12 month period may not exceed 5% of the issued shares of the Company (unless the Company is a Tier 1 Issuer and disinterested shareholder approval has been obtained);

   (c)   any one Consultant during any 12 month period may not exceed 2% of the issued shares of the Company;

   (d)   any one person employed to provide investor relations activities during any 12 month period may not exceed 2% of the issued shares of the Company;

   in each case calculated as at the date of grant of the option, including all other shares under option to such person at that time.

3.   The exercise price of an option may not be set at less than the minimum price permitted by the policies of the TSXV (presently $0.10).

4.   Options may be exercisable for a period of up to five years from the date of grant while the Company is listed on Tier 2 of the TSXV. Options may be granted with an exercise period of up to 10 years if the Company becomes listed on Tier 1 of the TSXV.

5.   The options are non-assignable and non-transferable. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or within a period of not more than 90 days after ceasing to be an eligible optionee (30 days in the case of a person engaged in investor relations activities) or, if the optionee dies, within one year from the date of the optionee's death.

6.   On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable if permitted under applicable corporate legislation.

Other than the number of shares reserved for issuance under the Plan, the terms of the Plan have not changed since the Shareholders approved the Plan at last year's annual and special meeting. A copy of the Plan is attached hereto as Appendix B and incorporated by reference into this Circular.

Pursuant to Policy 4.4 of the TSXV, as the Plan is a "rolling" stock option plan, it must be approved annually by Shareholders.

Accordingly, the Shareholders will be asked to pass an ordinary resolution (requiring 50% plus one of the votes cast) in substantially the following form, to approve the Plan:

> "RESOLVED, as an ordinary resolution, that the Company's Incentive Stock Option Plan as described in and attached to the Company's management information circular dated April 3, 2006, and the grant of options thereunder in accordance therewith, be approved."

Management recommends voting "For" this resolution.

STATEMENT OF EXECUTIVE COMPENSATION

The Company is required to disclose the compensation of its Chief Executive Officer, Chief Financial Officer and if applicable, its three most highly compensated executive officers, other than the CEO and CFO, who served as executive officers of the Company in the fiscal year ended December 31, 2005 and whose salary and bonus exceeds $150,000 (collectively, the "**Named Executive Officers**").

During the fiscal year ended December 31, 2005, the Company had one Named Executive Officer. The following table sets forth the compensation awarded, paid to or earned by the Company's Named Executive Officer during the three most recently completed financial years of the Company:

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation | | | |
| | | | | | Awards | | Payoutss | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs granted (#)(3)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compensation ($)
Margaret M. Kent	2005	US$ 75,000	Nil	Nil	250,000	Nil	Nil	US$ 10,941
Chairman, President	2004	US$ 60,000	Nil	Nil	350,000	Nil	Nil	Nil
and CEO(1)	2003	US$ 10,000	Nil	Nil	150,000	Nil	Nil	Nil

(1) Ms. Kent was appointed Chairman and Chief Executive Officer in October 2003 and was appointed President in January 2004.
(2) As no SARs have been granted, these figures relate to stock options only.

Long Term Incentive Plan Awards

Long term incentive plan awards ("**LTIP**") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company has not granted any LTIP's during the past fiscal year.

Stock Appreciation Rights

Stock appreciation rights ("**SAR's**") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officer or directors in the past fiscal year.

Option Grants During Most Recently Completed Financial Year

Stock options were granted during the fiscal year ended December 31, 2005 to the Named Executive Officer as follows:

Name	Securities Under Options Granted	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)[1]	Expiration Date
Margaret M. Kent	200,000	6.4%	$ 0.40	$ 0.385	April 18, 2010
	50,000	1.6%	$ 0.35	$ 0.32	November 30, 2010

(1)   Market Value is the closing price of the Company's common shares on the TSXV on the last date upon which such shares traded prior to the date of grant.

Option Repricings

No stock options held by the Named Executive Officer or by any directors were repriced in the past fiscal year.

Aggregated Option Exercises During Most Recently Completed Financial Year and Financial Year-End Option Values

The following table shows options that were exercised by the Named Executive Officer during the fiscal year ended December 31, 2005 and the value of unexercised options at December 31, 2005:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End (#)(2) Exercisable/ Unexercisable
Margaret M. Kent	Nil	Nil	750,000/0	$ 3500/Nil

(1)   Aggregate Value Realized is the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)   Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSXV on December 30, 2005 of $0.39 and the exercise prices of options outstanding, multiplied by the number of common shares available for purchase under such options.

Pension Plans

The Company does not provide retirement benefits for directors or officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company's wholly-owned subsidiary, Century Mining (U.S.) Corporation ("**Century U.S.**") has an employment agreement with Ms. Kent, for renewable one-year terms, under which the Company has guaranteed the performance of all of the obligations of Century U.S. to Ms. Kent. Under the terms of the agreement, Ms. Kent receives an annual base salary of US$150,000, which amount is subject to review every 12 months. Ms. Kent is also eligible for an annual bonus award of a maximum of 50% of her base salary based on achieving predetermined annual performance objectives set by the Board of Directors of Century U.S. The agreement may be terminated by Century U.S. without cause upon 24 months prior written notice to Ms. Kent or in lieu of notice, by payment of all salary and benefits which would have accrued to Ms. Kent had the requisite notice been given. Should any person or group of related persons acting jointly or in concert acquire greater than 30% of the outstanding common shares of Century U.S. or elect 40% or more of the Board of Century U.S., Ms. Kent has a six month option to terminate her employment agreement upon which she would receive two times her then current annual salary and the then present value of all benefits which would have accrued to her benefit during the period of 24 months immediately following the termination, including payment of her bonus.

Compensation of Directors

During the most recently completed financial year, other than the grant of stock options, directors of the Company received no compensation for services rendered as directors or for committee participation, involvement in special assignments or for services rendered as consultants or experts. The following table sets forth stock options granted by the Company to directors during the most recently completed financial year:

Name	Securities Under Options/SARs Granted(1)	% of Total Options Granted to in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)(2)	Expiration Date
Allen V. Ambrose	50,000	1.6%	$ 0.35	$ 0.32	November 30, 2010
Ross F. Burns	100,000	3.2%	$ 0.40	$ 0.385	April 18, 2010
	15,000	0.4%	$ 0.35	$ 0.32	November 30, 2010
Margaret M. Kent	200,000	6.4%	$ 0.40	$ 0.385	April 18, 2010
	50,000	1.6%	$ 0.35	$ 0.32	November 30, 2010
William J.V. Sheridan	50,000	1.6%	$ 0.35	$ 0.32	November 30, 2010
David C. Laing	50,000	1.6%	$ 0.35	$ 0.32	November 30, 2010
Donald S. Macdonald	50,000	1.6%	$ 0.35	$ 0.32	November 30, 2010
Pierre Desjardins	50,000	1.6%	$ 0.40	$ 0.40	June 3, 2010
	50,000	1.6%	$ 0.35	$ 0.32	November 30, 2010

(1)   As no SARs have been granted, these figures relate to stock options only.
(2)   Market Value is the closing price of the Company's common shares on the TSXV on the last date upon which such shares traded prior to the date of grant.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as at <u>December 31, 2005</u>, the equity compensation plans pursuant to which equity securities of the Company may be issued.

8

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,900,000	$ 0.43	4,208,491
Equity compensation plans not approved by securityholders	Nil	—	Nil
Total	3,900,000	$ 0.43	4,208,491

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or at any time during the Company's last completed financial year was, a director or officer of the Company, a proposed nominee for election as a director of the Company or any associate of any such director, officer or proposed nominee, was, at any time since the beginning of the financial year ended December 31, 2005, indebted to the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth below or elsewhere in this Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or officers of the Company, a proposed management nominee for election as a director of the Company, any Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the common shares of the Company nor an associate or affiliate of any of the foregoing persons had, since January 1, 2005 (being the commencement of the Company's last completed financial year), any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

Pursuant to a letter agreement dated July 14, 2004 (as amended), Endeavour Mining Capital Corp. ("**Endeavour**") agreed to underwrite a convertible debenture facility for the Company in the principal amount of $8,500,000 and in September 2004, the Company issued $6,800,000 principal amount of 10% convertible debentures due December 31, 2006 (the "**Debentures**") to Endeavour. In March 2005, the Company increased the limit on its convertible debenture facility by $2,850,000 to $11,350,000, of which $1,800,000 principal amount of Debentures were issued to Endeavour. As partial consideration for increasing the convertible debenture facility, the Company issued 4,000,000 common share purchase warrants to Endeavour. Each warrant is exercisable, until March 7, 2007, for one common share of the Company at $0.44.

Subject to certain restrictions on conversion, the principal amount of the Debentures is convertible by the Debenture holders or redeemable by the Company into common shares of the Company at a conversion/redemption rate of either $0.44 or $0.51 per share.

On February 10, 2006, the Company gave notice to the remaining Debenture holders that it would redeem all outstanding Debentures on March 13, 2006. Prior to March 13, 2006, all outstanding Debenture holders converted their remaining Debentures into common shares of the Company.

It was a term of the convertible debenture facility that for so long as Endeavour held shares, or securities convertible into shares, of the Company representing at least 15% of the issued and outstanding shares of the Company, Endeavour would be entitled to nominate one member to the Board of Directors of the Company. David Laing was Endeavour's nominee. As a result of the conversion of all outstanding Debentures, Endeavour is no longer entitled to nominate one member to the Board of Directors of the Company. Mr. Laing, however, continues to serve as a director of the Company.

The Company leases office space (at approximately US$4,000/month) from a company equally owned by Ross Burns, Vice President of Exploration and by a Family Trust of Margaret Kent.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Circular, no person who has been a director or officer of the Company at any time since January 1, 2005, being the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the approval of the Company's incentive stock option plan.

MANAGEMENT CONTRACTS

The management functions of the Company are substantially performed by directors or senior officers of the Company and not to any substantial degree by any other person with whom the Company has contracted.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management of the Company believe that effective corporate governance is important to the prudent direction and operation of the Company and are committed to instituting and monitoring such policies, procedures, practices and structures as are necessary to ensure effective corporate governance so as to best serve the interests of all shareholders. In that regard, in November, 2005, the Board of Directors established a corporate governance committee. The current members of the corporate governance committee are Pierre Desjardins (Chairman), Allen Ambrose and David Laing. The Company's corporate governance practices and policies are subject to ongoing review and refinement, having regard to changes within the Company and having regard to changes in applicable laws and regulatory policies and evolving best practices.

In prior years, companies listed on the Toronto Stock Exchange ("**TSX**") were required to disclose their corporate governance practices as such related to the governance guidelines published by TSX. In prior years, the Company, although not listed on the TSX, disclosed its approach to corporate governance with reference to the TSX guidelines. However, on June 30, 2005, National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("**NI 58-101**") became effective, requiring all Canadian companies to disclose their corporate governance practices in compliance with NI 58-101. Disclosure of the Company's corporate governance practices in accordance with NI 58-101 is outlined below.

Composition of the Board of Directors

The Board of Directors is currently composed of the following seven directors: Allen Ambrose, Ross Burns, Margaret Kent, William Sheridan, David Laing, Donald Macdonald and Pierre Desjardins, all of whom, along with Dale Parker, will be presented for election at the Meeting.

Should all eight individuals presented for election at the Meeting be elected, five of the eight members of the Board (being Messrs. Ambrose, Laing, Macdonald, Desjardins and Parker) will be "independent" directors. An independent director is a director who has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgment with respect to the Company. Mr. Burns, Vice President, Exploration of the Company, Ms. Kent, Chairman, President and Chief Executive Officer of the Company, and Mr. Sheridan, Secretary of the Company do not qualify as independent directors.

The Board believes that given Ms. Kent's detailed knowledge of the Company's operations and her many years of experience in the mining industry, she is the most appropriate individual to set the agenda for meetings of the Board, to ensure that adequate information is provided to the Board and to chair the meetings. Individual directors are also able to submit particular matters for inclusion on the agenda at the Board meetings.

Mandate of the Board of Directors

The Board of Directors is responsible for the stewardship of the Company through consultation with the management of the Company. Any responsibility which is not delegated to management or to a committee of the

Board remains with the Board. Frequency of Board meetings as well as the nature of agenda items change depending on the state of the Company's affairs and in light of opportunities or risks which the Company faces. Board members are in frequent contact with one another and Board meetings were held as deemed necessary during 2005.

The Board of Directors met seven times during 2005. Each director attended the following number of meetings in 2005

Director	Number of Meetings Attended
Allen Ambrose	6 of 7
Ross Burns	7 of 7
Margaret Kent	7 of 7
William Sheridan	7 of 7
David Laing	7 of 7
Donald Macdonald	7 of 7
Pierre Desjardins	5 of 5(1)

(1) Mr. Desjardins was elected as a director on May 10, 2005.

Directorships

Certain directors or nominee director of the Company are also members of the boards of directors of other reporting issuers (or the equivalent) as set out below:

Director	Reporting Issuer(s)
Allen Ambrose	Minera Andes Inc. Samba Gold Inc. Mexivada Mining Corp. Rockgate Capital Corp.
Margaret Kent	Tamerlane Ventures Inc.
William Sheridan	ShawCor Ltd.
Donald Macdonald	Clean Power Operating Trust; IPC US REIT; Energy Savings Income Fund; Vector Wind Energy Inc.
Pierre Desjardins	UniSelect Inc.
Dale Parker	Talisman Energy Inc.

Orientation and Continuing Education

The Company has not adopted a formal orientation and education program for new directors. The Board believes that adoption of a formal program is not presently warranted given the size of the Company and the low turnover in Board membership. However, all new directors are provided with background information on the Company, including an overview of its operations and are provided with the opportunity to meet with management of the Company and with other members of the Board to discuss the Company's affairs.

11

Ethical Business Conduct

The Company has not adopted a formal Code of Conduct for its directors, officers and employees, however, the Company strives to promote honest and ethical conduct, the avoidance of conflicts of interest, full, fair, accurate and timely public disclosure and compliance with applicable laws. In the case of non-arm's length transactions or other circumstances where a member or members of the Board may have or appear to have a conflict of interest with the Company, prudent corporate practice dictates that the interested member(s) refrain from voting on the issue and if necessary, a committee of independent directors may be struck to review and make recommendations with respect to the proposed transaction.

Nomination of Directors

The Board has appointed a committee of directors to be responsible for proposing to the Board new nominees for directors of the Company. The current members of the nominating committee are Pierre Desjardins (Chairman), Allen Ambrose and David Laing. Nominees are reviewed and must be approved by the Board as a whole.

Compensation

The Board has appointed a committee of directors to be responsible for determining the compensation for the Company's directors and officers. Pierre Desjardins (Chairman), Allen Ambrose and David Laing are members of the Compensation Committee.

In recognition of the Company's present stage of development, directors of the Company currently receive no cash remuneration. Directors are eligible to participate in the Company's stock option plan.

Compensation of the Company's officers is based upon industry standards and the Company's present stage of development.

Committees of the Board of Directors

Currently, the only standing committees of the Board of Directors are the Audit Committee, the Corporate Governance Committee, the Nominating Committee and the Compensation Committee.

Assessments

The Board has not to date established a committee nor a formal process to assess the effectiveness of the Board as a whole or that of its committees, or to assess the contribution of individual directors.

Audit Committee

Charter

The Board of Directors adopted an audit committee charter on January 26, 2005. A copy of the Company's audit committee charter is attached hereto as Appendix C.

Composition of the Audit Committee

Donald Macdonald (Chairman), Allen Ambrose and David Laing are members of the Audit Committee, each of whom is independent and financially literate.

Since 1991, Mr. Macdonald has been a member of audit committees of both Canadian and American corporations and Canadian income trusts.

Mr. Ambrose has over 25 years of experience in the mining industry including extensive experience in all phases of exploration, project evaluation and project management and has worked as a geologist consultant in the U.S., Venezuela and Argentina. Mr. Ambrose has a B. Sc. degree in Geology from Eastern Washington University.

Mr. Laing has over 25 years of experience in the mining industry including management positions in project development, mining operations, engineering consultancy, mining finance (banking), financial advisory as well as experience in general management.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

Audit Fees

BDO Dunwoody LLP, Chartered Accountants billed the Company $51,500 for audit fees in the year ended December 31, 2005 and $23,500 in 2004.

Audit Related Fees

For assurance and related services, BDO Dunwoody LLP, Chartered Accountants billed the Company $13,474 in the year ended December 31, 2005 and $7,144 in 2004.

Tax Fees

For professional services rendered for tax compliance, tax advice and tax planning, BDO Dunwoody LLP, Chartered Accountants billed the Company $3,365 in the year ended December 31, 2005 and $6,100 in 2004.

All Other Fees

For products and services provided, other than the services reported under the above categories, BDO Dunwoody LLP, Chartered Accountants billed the Company $1,109 in the year ended December 31, 2005 and $Nil in 2004.

GENERAL

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

The contents and the sending of this Circular have been approved by the Board of Directors of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Copies of the Company's Annual Report containing the audited consolidated financial statements for the year ended December 31, 2005, together with the accompanying report of the auditor and management's discussion and analysis thereof, are available to Shareholders upon written request to the Vice President, Investor Relations of the Company at 441 Peace Portal Drive, Blaine, WA 98230.

DATED at Blaine, Washington, the 3rd day of April, 2006.


BY ORDER OF THE BOARD OF DIRECTORS
(signed) Margaret M. Kent
Margaret M. Kent, Chairman, President and CEO




APPENDIX A

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centuryning.com

February 3, 2006

British Columbia Securities Commission	Fax: 604-899-6506
Alberta Securities Commission	Fax: 403-297-6156
Autorité des Marchés Financiers	Fax: 514-873-6155

Gentlemen:

Notice of Change of Auditors

Personnel actively involved in the audit of the Company have left BDO Dunwoody LLP ("BDO") and joined the firm of Deloitte & Touche LLP ("Deloitte"). As a result of these changes, BDO has agreed to resign as auditors of the Company and to facilitate the orderly transition of the audit files to Deloitte or any other successor. The audit Committee has reviewed the situation and determined that the appointment of Deloitte as auditors of the Company would provide for continuity for key audit engagement team members and be in the best interests of the Company.

As such, the Company's audit committee has recommended that Deloitte & Touche LLP be appointed as the successor auditor and the Board of Directors have approved the same.

There were no reservations in the audit opinion issued by BDO on the Company's financial statements for the last two completed fiscal years.

There were no reportable events cited by the Auditor and the Corporation is not aware of any reportable events and is of the opinion that none exists.

Yours very truly,
CENTURY MINING CORPORATION

Signed "Margaret M. Kent"

Margaret M. Kent
Chairman, President & CEO

Cc: BDO Dunwoody LLP
Deloitte & Touche LLP



	BDO Dunwoody LLP	1900, 801 - 6 Avenue S.W.
	Chartered Accountants	Calgary Alberta Canada T2P SW2
	and Advisors	Telephone (403 266-5608
		Fax: (403) 233-7833
		www.bdo.ca

February 6, 2006

British Columbia Securities Commission
Alberta Securities Commission
Autorie des Marches Financiers

Dear Sirs:

Re: Century Mining Corporation

Pursuant to National Instrument 51-102 (Part 4,11), we have been provided with the enclosed notice. dated February 3, 2006, with respect to our resignation as the Auditor of the Company. Based on the information available to us, we agree with information contained in the attached notice.

We understand that the Notice of Change of Auditor along with this letter will be provided to the Company's registered shareholders.

Yours truly,

Signed "BDO Dunwoody LLP"

Chartered Accountants
Calgary, Alberta

cc: Century Mining Corporation
          Detoitte & Touche LLP

BDO *Dunwoody LLP is a Limited Liability Partnership registered in Ontario*

A-2



Deloitte & Touche LLP
3000 Scotia Cetre
700 Second Street S.W.
Category AB T2P 037
Canada

Tel: (403) 267-1700
Fax: (403) 267-2871
www.deloitte.ca

February 3, 2006

British Columbia Securities Commission
Alberta Securities Commission
Quebec Securities Commission

Dear Sirs:

Re: Century Mining Corporation (the "Company")

We have read the statements made by Century Mining Corporation in the attached copy of Change of Auditor Notice dated February 3, 2006, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We hereby confirm our agreement with the information contained in the notice sent to us by the abovenoted company dated February 3, 2006. This confirmation is based on our knowledge of the information at this date.

Yours truly,

Deloitte & Touche LLP
Chartered Accountants

A-3

CENTURY MINING CORPORATION
(the "**Company**")

INCENTIVE STOCK OPTION PLAN

1.   Objectives

The Plan is intended as an incentive to enable the Company to:

      (a)   attract and retain qualified directors, officers, employees and consultants of the Company and its Affiliates,

      (b)   promote a proprietary interest in the Company and its Affiliates among its employees, officers, directors and consultants, and

      (c)   stimulate the active interest of such persons in the development and financial success of the Company and its Affiliates.

2.   Definitions

As used in the Plan, the terms set forth below shall have the following respective meanings:

"**Affiliate**" has the meaning ascribed thereto in the Securities Act, as amended from time to time;

"**Associate**" has the meaning ascribed thereto in the Securities Act, as amended from time to time;

"**Board**" means the board of directors of the Company;

"**Committee**" means a committee of the Board that the Board may, in accordance with subsection 3.1, designate to administer the Plan and, until the establishment of such Committee, means the Board;

"**Consultant**" shall have the meaning set forth in National Instrument 45-106 — *Prospectus and Registration Exemptions*, as may be amended or superseded from time to time;

"**Company**" means Century Mining Corporation, a company continued under the *Canada Business Corporations Act* and its successor corporations;

"**Director**" means a member of the Board;

"**Employees**" means "employees" as defined in British Columbia Securities Commission Instrument 45-507, as may be amended or superseded from time to time;

"**Insider**" in relation to the Company means (a) an insider as defined under the Securities Act, other than a person who falls within that definition solely by virtue of being a director or Senior Officer of a Subsidiary of the Company, and (b) an Associate of any person who is an Insider by virtue of (a);

"**Investor Relations Activities**" means "investor relations activities" as defined in the TSXV Corporate Finance Manual, as may be amended or superseded from time to time;

"**Management Company Employee**" means an Employee who is employed by a person providing management services to the Company or an Affiliate of the Company (not including promotional or investor relations services);

"**Non-Employee Director**" means a director of the Company or of an Affiliate of the Company who is not an Employee or a Senior Officer;

"**Option**" means an option to purchase Shares granted under or subject to the terms of the Plan;

"**Option Agreement**" means a written agreement between the Company and an Optionee that sets forth the terms, conditions and limitations applicable to an Option;

"**Option Period**" means the period for which an Option is granted;

"**Optioned Shares**" means the Shares for which an Option is or may become exercisable;

"**Optionee**" means a person to whom an Option has been granted under the terms of the Plan or who holds an Option that is otherwise subject to the terms of the Plan;

"**Outstanding Issue**", for the purposes of the Plan, is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance or Option grant in question, excluding Shares issued pursuant to the exercise of the Options or under the Company's other share compensation arrangements during the one-year period preceding the determination;

"**Plan**" means this Incentive Stock Option Plan of the Company;

"**Securities Act**" means the *Securities Act* (Ontario), as amended from time to time;

"**Senior Officer**" has the meaning ascribed thereto in the Securities Act;

"**Shares**" means the common shares without par value in the capital stock of the Company as the same are presently constituted; and

"**TSXV**" means the TSX Venture Exchange or any successor thereto; provided that if the Shares are or become listed on a senior stock exchange, then reference to "TSXV" means a reference to such senior stock exchange.

3.   **Administration of the Plan**

3.1   The Plan will be administered by a Committee of two or more Directors who may be designated from time to time to serve as the Committee for the Plan, all of the sitting members of which shall be current Directors. Notwithstanding the existence of any such Committee, the Board itself will retain independent and concurrent power to undertake any action hereunder delegated to the Committee, whether with respect to the Plan as a whole or with respect to individual Options granted or to be granted under the Plan.

3.2   Subject to the limitations of the Plan, the Committee shall have full power to grant Options, to determine the terms, limitations, restrictions and conditions respecting such Options and to settle, execute and deliver Option Agreements and bind the Company accordingly, to interpret the Plan and to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper and to reserve, allot, fix the price of and issue Shares pursuant to the grant and exercise of Options, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of the Plan.

3.3   Notwithstanding any provision of this Plan, the Committee may, in its discretion grant Options as it sees fit, or otherwise, accelerate the vesting or exercisability of any Option, eliminate or make less restrictive any restrictions contained in an Option, waive any restriction or other provision of the Plan or an Option or otherwise amend or modify an Option in any manner that is either:

(a)   not adverse to the Optionee holding such Option; or

(b)   consented to by such Optionee;

and, subject to any required approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company, provide for the extension of the Option Period of an outstanding Option.

3.4   The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Option in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee in the interpretation and administration of the Plan shall lie within its absolute discretion and shall be final, conclusive and binding on all parties concerned. No member of the Committee shall be liable for anything done or omitted to be done by such member, by any other member of the Committee or by any officer of the Company, in connection with the performance of any duties under the Plan, except those which arise from such member's own willful misconduct or as expressly provided by statute.

3.5   The Company shall pay all administrative costs of the Plan.

4.   Eligibility for Options

4.1   Options may be granted to Employees, Senior Officers, Directors, Non-Employee Directors, Management Company Employees and Consultants of the Company and its Affiliates who are, in the opinion of the Committee, in a position to contribute to the success of the Company or any of its Affiliates or who, by virtue of their service to the Company or any predecessors thereof or to any of its Affiliates, are in the opinion of the Committee, worthy of special recognition. Except as may be otherwise set out in this Plan, the granting of Options is entirely discretionary. Nothing in this Plan shall be deemed to give any person any right to participate in this Plan or to be granted an Option and the designation of any Optionee in any year or at any time shall not require the designation of such person to receive an Option in any other year or at any other time. The Committee shall consider such factors as it deems pertinent in selecting participants and in determining the amounts and terns of their respective Options.

4.2   If all Optionee who is granted an Option is an Employee, Management Company Employee or Consultant of the Company or any of its Affiliates, the Option Agreement pertaining to such Option shall contain a representation by both the Company and the Optionee that the Optionee is a bona fide Employee, Management Company Employee or Consultant of the Company or its Affiliates.

4.3   Subject to the acceptance of this Plan for filing by the TSXV, any options over securities of the Company previously granted by the Company which remain outstanding as at May 20, 2003, will be deemed to have been issued under and will be governed by the terms of the Plan provided that, in the event of inconsistency between the terms of the agreements governing such options previously granted and the terns of the Plan, the terms of such agreements shall govern. Any Shares issuable upon exercise of such options granted previously will be included for the purpose of calculating the amounts set out in subsection 5.1 hereof.

4.4   Subject to any applicable regulatory approvals, Options nay also be granted under the Plan in exchange for outstanding Options granted by the Company or any predecessor Company thereof or any Affiliate thereof, whether such outstanding options were granted under the Plan, under any other stock option plan of the Company or any predecessor Company or any Affiliate thereof, or under any stock option agreement with the Company or any predecessor Company or Affiliate thereof.

4.5   Subject to any applicable regulatory approvals, Options may also be granted under the Plan in substitution for outstanding options of one or more other companies in connection with a plan of arrangement or exchange, amalgamation, merger, consolidation, acquisition of property or shares, or other reorganization between or involving such other companies the Company or any of its Affiliates.

5.   Number of Shares Reserved under the Plan

5.1   The number of Shares that may be reserved for issuance under the Plan, is limited as follows:

(a) the maximum aggregate number of Shares issuable pursuant to the exercise of Options granted under the Plan shall be a maximum of TEN (10%) PERCENT of the issued and outstanding Shares at the date of grant (including Shares issuable upon the exercise of outstanding stock options as at May 20, 2003, referred to in subsection 4.3 hereof), provided that:

    (i) if any Option subject to the Plan is forfeited, expires, is terminated or is cancelled for any reason whatsoever (other than by reason of the exercise thereof), then the maximum number of Shares for which Options may be granted hereunder shall be increased by the number of Shares which were the subject of such forfeited, expired, terminated or cancelled Options;

    (ii) such maximum number of Shares shall be appropriately adjusted in the event of any subdivision or consolidation of the Shares; and

(b) if and for so long as the Shares are listed on the TSXV:

    (i) the maximum aggregate number of Shares that may be reserved under the Plan or other share compensation arrangements of the Company for issuance to Insiders in any twelve (12) month period shall not exceed ten (10%) percent of the issued and outstanding number of Shares;

    (ii) the maximum aggregate number of Shares that may be reserved under the Plan or other share compensation arrangements of the Company for issuance to any one Consultant in any twelve (12) month period shall not exceed two (2%) percent of the issued and outstanding number of Shares, and

    (iii) the maximum aggregate number of Shares that may be reserved under the Plan or other share compensation arrangements of the Company for issuance to any one person who is employed in Investor Relations Activities shall not exceed, in any twelve (12) month period, two (2%) percent of the issued and outstanding number of Shares at the time of grant.

6. Number of Optioned Shares per Option

6.1 Unless the Company is classified as a "Tier 1" issuer on the TSXV and the Plan has been approved by the "disinterested shareholders" (as defined in the TSXV Corporate Finance Manual) of the Company, the total number of Shares reserved for issuance to any one individual pursuant to Options or any other share compensation arrangements of the Company in any twelve (12) month period shall not exceed five (5%) percent of the number of issued and outstanding Shares from time to time.

6.2 Subject always to the limitations in subsections 5.1 and 6.1, the number of Optioned Shares under an Option shall be determined by the Committee, in its discretion, at the time such Option is granted, taking into consideration the Optionee's present and potential contribution to the success of the Company and taking into account all other Options then held by such Optionee.

7. Price

7.1 The exercise price per Optioned Share under an Option shall be determined by the Committee, in its discretion, at the time such Option is granted, but such price shall be fixed in compliance with the applicable provisions of the TSXV Corporate Finance Manual in force at the time of grant and, in any event, shall not be less than the closing price of the Shares on the TSXV on the trading day immediately preceding the day on which the Option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used), in each case less up to the maximum discount permitted by the TSXV (the "Discounted Market Price"). The exercise price at which, and the number of optioned securities for which, an outstanding Option may be exercised following a subdivision or consolidation of the Shares shall be subject to adjustment in accordance with section 11.

7.2 The exercise price per Optioned Share under an Option may be reduced at the discretion of the Committee if:

(a) at least six (6) months has elapsed since the later of the date such Option was granted and the date the exercise price for such Option was last amended; and

(b) disinterested shareholder approval is obtained for any reduction in the exercise price under an Option held by an Insider of the Company;

Provided that if the exercise price is reduced to the Discounted Market Price, the TSXV four (4) month hold period will apply from the date of the amendment and further provided that no such conditions will apply in the case of an adjustment made under subsection 5.1 (a)(ii).

8. Option Period and Exercise of Options

8.1 The Option Period for an Option shall be determined by the Committee at the time the Option is granted and may be up to ten (10) years from the date the Option is granted, unless the Company is then classified as a "Tier 2" issuer by the TSXV, in which case the maximum Option Period shall be five (5) years from the date the Option is granted. At the time an Option is granted, the Committee may determine that, with respect to that Option, upon the occurrence of one of the events described in subsection 10.1 there shall come into force a time limit for exercise of such Option which is different than the Option Period, and in the event of such a determination, the Option Agreement for such Option shall contain provisions which specify the events and time limits related to that determination. Subject to the applicable maximum Option Period provided for in this subsection 8.1 and subject to applicable regulatory requirements and approvals, the Committee may extend the Option Period of an outstanding Option beyond its original expiration date, (whether or not such Option is held by an Insider). If and so long as the Company is classified as a "Tier 2" issuer by the TSXV, the following restrictions shall apply:

(a) Options granted to any Optionee who is a Director, Employee, Consultant or Management Company Employee must expire within ninety (90) days after the Optionee ceases to be in at least one of those categories; and

(b) Options granted to an Optionee who is engaged in Investor Relations Activities must expire within thirty (30) days after the Optionee ceases to be employed to provide Investor Relations Activities.

8.2 The Committee may determine when any Option will become exercisable and may determine that the Option shall be exercisable in installments.

8.3 If there is a takeover bid or tender offer made for all or any of the issued and outstanding Shares, then the Board may, in its sole and absolute discretion and if permitted by applicable legislation, unilaterally determine that outstanding Options, whether fully vested and exercisable or subject to vesting provisions or other limitations on exercise, shall be conditionally exercisable in full to enable the Optioned Shares subject to such Options to be conditionally issued and tendered to such bid or offer, subject to the condition that if the bid or offer is not duly completed the exercise of such Options and the issue of such Shares will be rescinded and nullified and the Options, including any vesting provisions or other limitations on exercise which were in effect will be re-instated.

8.4 The vested portions of Options will be exercisable, in whole or in part, at any time after vesting. If an Option is exercised for fewer than all of the Optioned Shares for which the Option has then vested, the Option shall remain in force and exercisable for the remaining Optioned Shares for which the Option has then vested, according to the terms of such Option.

8.5   The exercise of any Option will be contingent upon receipt by the Company of payment in full for the exercise price of the Shares being purchased in cash by way of certified cheque or bank draft. Neither an Optionee nor the legal representatives, legatees or distributees of such Optionee will be, or will be deemed to be, a holder of any Shares subject to an Option under the Plan unless and until certificates for such Shares are issuable to the Optionee or such other persons pursuant to the Option or the Plan.

9.   **Stock Option Agreement**

9.1   Upon the grant of an Option to an Optionee, the Company and the Optionee shall enter into an Option Agreement setting out the number of Optioned Shares subject to the Option, the Option Period and, if applicable, the vesting schedule for the Option, and incorporating the terms and conditions of the Plan and any other requirements of regulatory authorities and stock exchanges having jurisdiction over the securities of the Company, together with such other terms and conditions as the Committee may determine in accordance with the Plan.

10.   **Effect of Termination of Employment or Death**

10.1   An Outstanding Option shall remain in full force and effect and exercisable according to its terms for the Option Period notwithstanding that the holder of such Option ceases to be a Director, Employee, Senior Officer or Consultant of the Company for any reason, including death, subject always to any express term in any Option Agreement made pursuant to subsection 8.1 which provides that upon the occurrence of one of such events there shall come into force a time limit for exercise of such Option which is different than the Option Period. So long as the Shares are listed on the TSXV (unless otherwise permitted by the TSXV) the maximum period within which the heirs or administrators of a deceased Optionee may exercise any portion of an outstanding Option is one (1) year from the date of death or the balance of the Option Period, which ever is earlier.

10.2   In the event of the death of an Optionee, an Option which remains exercisable may be exercised in accordance with its terms by the person or persons to whom such Optionee's rights under the Option shall have passed under the Optionee's will or pursuant to law.

11.   **Adjustment in Shares Subject to the Plan**

11.1   Following the date an Option is granted, the exercise price for and the number of Optioned Shares which are subject to an Option will be adjusted, with respect to the then unexercised portion thereof, by the Committee from time to time (on the basis of such advice as the Committee considers appropriate, including, if considered appropriate by the Committee, a certificate of the auditor of the Company) in the events and in accordance with the provisions and rules set out in this section 11, with the intent that the rights of Optionees under their Options are, to the extent possible, preserved notwithstanding the occurrence of such events. The Committee will conclusively determine any dispute that arises at any time with respect to any adjustment pursuant to such provisions and rules, and any such determination will be binding on the Company, the Optionee and all other affected parties.

11.2   The number of Optioned Shares to be issued on the exercise of an Option shall be adjusted from time to time to account for each dividend of Shares (other than a dividend in lieu of cash dividends paid in the ordinary course), so that upon exercise of the Option for an Optioned Share the Optionee shall receive, in addition to such Optioned Share, an additional number of Shares ("Additional Shares"), at no further cost, to adjust for each such dividend of Shares. The adjustment shall take into account every dividend of Shares that occurs between the date of the grant of the Option and the date of exercise of the Option for Such Optioned Share. If there has been more than one such dividend, the adjustment shall also take into account that the dividends that are later in time would have been distributed not only on the Optioned Share had it been outstanding, but also on all Additional Shares which would have been outstanding as a result of previous dividends.

11.3   If the Outstanding Shares are changed into or exchanged for a different number of shares or into or for other securities of the Company or securities of another Company or entity, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, then on each exercise of the Option which occurs following such events, for each Optioned Share for which the Option is exercised, the Optionee shall instead receive the number and kind of shares or other securities of the Company or other Company into which such Option Share would have been changed or for which such Option Share would have been exchanged if it had been outstanding on the date of such event.

11.4   If the outstanding Shares are changed into or exchanged for a different number of shares or into or for other securities of the Company or securities of another Company or entity, in a manner other than as specified in subsections 11.2 or 11.3, then the Committee, in its sole discretion, may make such adjustment to the securities to be issued pursuant to any exercise of the Option and the exercise price to be paid for each such security following such event as the Committee in its sole and absolute discretion determines to be equitable to give effect to the principle described in subsection 11.1, and such adjustments shall be effective and binding upon the Company and the Optionee for all purposes.

11.5   If the Company distributes, by way of a dividend or otherwise, to all or substantially all holders of Shares, property, evidences of indebtedness or shares or other securities of the Company (other than Shares) or rights, options or warrants to acquire Shares or securities convertible into or exchangeable for Shares or other securities or property of the Company, other than as a dividend in the ordinary course, then, if the Committee, in its sole discretion, determines that such action equitably requires an adjustment in the exercise price under any outstanding Option or in the number(s) of Optioned Shares subject to any such Option, or both, such adjustment may be made by the Committee and shall be effective and binding on the Company and the Optionee for all purposes.

11.6   No adjustment or substitution provided for in this section 11 shall require the Company to issue a fractional share in respect of any Option. Fractional shares shall be eliminated.

11.7   The grant or existence of an Option shall not in any way limit or restrict the right or power of the Company to effect adjustments, reclassifications, reorganizations, arrangements or changes of its capital or business structure, or to amalgamate, merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

12.   Non-Assignability

12.1   Neither the Options nor the benefits and rights of any Optionee under any Option or under the Plan shall be assignable or otherwise transferable, except as specifically provided in subsection 10.2 in the event of the death of the Optionee. During the lifetime of the Optionee, all such Options, benefits and rights may only be exercised by the Optionee.

13.   Employment

13.1   Nothing contained in the Plan shall confer upon any Optionee, or any person employing a Management Company Optionee, any right with respect to employment or continuance of employment with, or the provision of services to, the Company or any of its Affiliates, or interfere in any way with the right of the Company or any of its Affiliates to terminate the Optionee's employment or the services of any such person at any time. Participation in the Plan by an Optionee is voluntary.

14.   Regulatory Acceptances

14.1   The Plan is subject to the acceptance of the Plan for filing by the TSXV, and the Committee is authorized to amend the Plan from time to time in order to comply with any changes required from time to time by such applicable regulatory authorities, whether as conditions to the acceptance for filing of the Plan or otherwise, provided that no such amendment will in any way derogate from the rights held by Optionees holding Options (vested or unvested) at the time thereof without the consent of such Optionees.

14.2 The obligation of the Company to issue and deliver Optioned Shares pursuant to the exercise of any Options granted under the Plan is subject to the acceptance of the Plan for filing by the TSXV. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such acceptance for filing, then the obligation of the Company to issue such Optioned Shares shall terminate and any amounts paid to the Company for such Optioned Shares shall be returned to the Optionee forthwith without interest or deduction.

15. Securities Regulation and Tax Withholding

15.1 Where necessary to enable the Company to use an exemption from requirements to register Optioned Shares or file a prospectus or use a registered dealer to distribute Optioned Shares under securities laws applicable to the securities of tile Company in any jurisdiction, an Optionee, upon the acquisition of any Optioned Shares by the exercise of Options and as a condition to such exercise, shall provide to the Committee such evidence as the Committee requires to demonstrate that the Optionee or recipient will acquire such Optioned Shares with investment intent (i.e. for investment purposes) and not with a view to their distribution, including an undertaking to that effect in a form acceptable to the Committee. The Committee may cause a legend or legends to be placed upon any certificates for the Optioned Shares to make appropriate reference to applicable resale restrictions, and the Optionee or recipient shall be bound by such restrictions. The Committee also may take such other action or require such other action or agreement by such Optionee or proposed recipient as may from time to time be necessary to comply with applicable securities laws. This provision shall in no way obligate the Company to undertake the registration or qualification of any Options or the Option Shares under any securities laws applicable to the securities of the Company.

15.2 For all purposes of the Plan, the Committee and the Company may take all such measures as they deem appropriate or necessary to comply with applicable laws, including income tax laws and securities laws and regulations, as well as the rules of regulatory authorities having jurisdiction over the Company or in respect of the securities of tile Company. Without limitation to the foregoing, the Committee and the Company may withhold and remit to tax authorities such sums which might otherwise be due or accruing due by the Company to an Optionee, if such withholding and remittance are required under applicable income tax laws in connection with the grant or exercise of the Optionee's Options.

15.3 Issuance, transfer or delivery of certificates for Optioned Shares acquired pursuant to the Plan may be delayed, at the discretion of the Committee, until the Committee is satisfied that the requirements of applicable laws and regulations, and applicable rules of regulatory authorities, have been met.

16. Amendment and Termination of Plan

16.1 The Board reserves the right to amend or terminate the Plan at any time if and when it is deemed advisable in the absolute discretion of the Board; provided, however, that no such amendment or termination shall adversely affect any outstanding Options granted under the Plan without the consent of the Optionee. Any amendment to the Plan shall also be subject to acceptance of such amendment or amended Plan for filing by the TSXV and, where required by the TSXV, the approval of the shareholders of the Company.

17. No Representation or Warranty

17.1 The Company makes no representation or warranty as to the future market value of any Shares or Optioned Shares.

18. General Provisions

18.1 Nothing contained in the Plan shall prevent the Company or any of its Affiliates from adopting or continuing in effect other compensation arrangements (subject to shareholder approval if such approval is required by TSXV) and such arrangements may be either generally applicable or applicable only in specific cases.

18.2   The validity, construction and effect of the Plan, the grants of Options, the issue of Option Shares, any rules and regulations relating to the Plan any Option Agreement, and all determinations made and actions taken pursuant to the Plan, shall be governed by and determined in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

18.3   If any provision of the Plan or any Option Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Option, or would disqualify the Plan or any Option under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Option, such provision shall be stricken as to such jurisdiction, person, or Option and the remainder of the Plan and any such Option Agreement shall remain in full force and effect.

18.4   Neither the Plan nor any Option shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any of its Affiliates and an Optionee or any other person.

18.5   Headings are given to the sections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

19.   Term of the Plan

19.1   The Plan shall be effective as of May 20, 2003, subject to its approval by the shareholders of the Company and acceptance for filing by the TSXV pursuant to section 14.

19.2   The Plan shall be effective until May 20, 2013 unless the Plan is earlier terminated by the Board pursuant to section 16, and no Option shall be granted under the Plan after that date. Unless otherwise expressly provided in the Plan or in an applicable Option Agreement, the Option Period for any Option granted hereunder will, and any authority of the Board to amend, alter, adjust, suspend, discontinue or terminate any such Option or to waive any conditions or rights under any such Option shall, continue after termination of the Plan on May 20, 2013 or any earlier termination date of the Plan, notwithstanding such termination.

Adopted by the Board: May 20, 2003
Accepted for filing by the TSXV: August 27, 2003
Approved by the Shareholders: June 30, 2004

**CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF
CENTURY MINING CORPORATION
(the "Corporation")**

I.   AUDIT COMMITTEE PURPOSE

The audit committee (the "**Committee**") is appointed by the board of directors (the "**Board**") of the Corporation to assist the Board in fulfilling its oversight responsibilities of the Corporation. In so doing the Committee provides an avenue of communication among the independent auditor, management and the Board. The Committee's primary duties and responsibilities are to gain reasonable assurance of the following:

- that the Corporation complies with the applicable laws, regulations, rules, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure;
- that management of the Corporation has assessed areas of potential significant financial risk to the Corporation and taken appropriate measures to manage such risk;
- the independence and satisfactory performance of duties by the Corporation's independent auditor;
- that the accounting principles, significant judgments and disclosures that underlie or are incorporated in the Corporation's financial statements are the most appropriate in the prevailing circumstances;
- that the Corporation's quarterly and annual financial statements present fairly the Corporation's financial position and performance in accordance with generally accepted accounting principles; and
- that appropriate information concerning the financial position and performance of the Corporation is disseminated to the public in a timely manner.

II.   AUDIT COMMITTEE COMPOSITION

Audit Committee members shall meet the requirements of all applicable stock exchanges and securities commissions and any other agencies having jurisdiction, including at the present time the TSX Venture Exchange and the various Canadian Securities Regulators. The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall be financially literate, which entails a basic understanding of finance and accounting and be able to read and understand fundamental financial statements. At least one member of the Committee shall be designated to have financial expertise. Financial expertise means that such director has accounting or related financial management expertise through (i) education and experience as principal financial accounting officer, controller or auditor, (ii) experience actively supervising a principal financial accounting officer, controller or auditor, or (iii) experience overseeing or assessing the financial performance of companies or public accountants.

The Committee members shall be appointed by the Board. The Committee shall designate the Chair of the Committee annually from amongst its members.

III.   RELIANCE ON EXPERTS

The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.   In so doing, each member of the Committee shall be entitled to rely in good faith upon:

(a)   financial statements of the Corporation represented to him or her by an officer of the Corporation or in a written report of the independent auditor to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles; and

(b)   any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

The Committee shall also have the authority to communicate directly with the independent auditor.

IV.   REMUNERATION OF COMMITTEE MEMBERS

No member of the Committee may earn fees from the Corporation or any of its subsidiaries other than directors' fees (which fees may include cash, options or other in-kind consideration ordinarily available to directors). For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Corporation.

V.   LIMITATIONS ON COMMITTEE'S DUTIES

In contributing to the Committee's discharging of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject.

VI.   MEETINGS & OPERATING PROCEDURES

- The Committee shall meet at least four times annually, or more frequently as circumstances dictate.
- A quorum shall be a majority of the members.
- In the absence of the Chair of the Committee, the members shall appoint an acting Chair.
- A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each director of the Corporation in a timely fashion.
- The Chair of the Committee shall prepare and/or approve an agenda in advance of each meeting.
- The Committee, in consultation with management and the independent auditor, shall develop and participate in a process for review of important financial topics that have the potential to impact the Corporation's financial policies and disclosures.
- The Committee shall communicate its expectations to management and the independent auditor with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the independent auditor in advance of meeting dates.
- The Committee should meet privately in executive session at least quarterly with (i) management, (ii) the independent auditor and (iii) as a committee to discuss any matters that the Committee or each of these groups believe should be discussed.
- In addition, the Committee should communicate with management and the independent auditor quarterly to review the Corporation's financial statements and significant findings.
- The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities.
- The Committee expects that, in discharging its responsibilities to the shareholders, the independent auditor shall be accountable to the Board through the Committee. The independent auditor shall report all material issues or potentially material issues to the Committee.

VII.   AUDIT COMMITTEE RESPONSIBILITIES AND DUTIES

Review Procedures

The Committee shall:

- Review and reassess the adequacy of this Charter at least annually, submit it to the Board for approval and ensure that it is in compliance with applicable regulations.
- Review the Corporation's annual audited financial statements and the accompanying Management Discussion and Analysis prior to filing or distribution, and report its findings for approval to the Board. Review should include discussion with management and the independent auditor of significant issues regarding accounting principles, practices and judgments.

- Review the Corporation's quarterly unaudited financial statements and the accompanying Management Discussion and Analysis prior to filing or distribution, and approve such documents for distribution. Review should include discussion with management and the independent auditor of significant issues regarding accounting principles, practices and judgments.
- Review and approve, or, in the case of annual financial statements, recommend approval to the Board of, news releases and reports to shareholders issued by the Corporation with respect to the Corporation's annual and quarterly financial statements and any other relevant financial matters.
- Ensure that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements, other than the disclosure stated above, and periodically assess the adequacy of the those procedures.
- In consultation with management and the independent auditor, consider the integrity of the Corporation's financial reporting processes and controls. Discuss with them significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the independent auditor together with management's responses.
- Review with management and the independent auditor the management certifications of the financial statements as required by Multilateral Instrument 52-109 — *Certification of Disclosure In Companies' Annual and Interim Filings*.
- Review with management and the independent auditor the appropriateness of the Corporation's accounting policies, disclosures, reserves, key estimates and judgments, including changes or alternatives thereto and to obtain reasonable assurance from each that they are in compliance with GAAP, and report thereon to the Board.
- Review the following with management with the objective of obtaining reasonable assurance that financial risk is being effectively managed and controlled:

  i. management's tolerance for financial risks;
  ii. management's assessment of significant financial risks facing the Corporation;
  iii. the Corporation's policies, plans, processes and any proposed changes to those policies for controlling significant financial risks;

- On at least an annual basis, review with the Corporation's counsel, (i) any legal matters that could have a significant impact on the organizations' financial statements, the Corporation's compliance with applicable laws and regulations, and (ii) any inquiries received from regulators or governmental agencies.

Independent Auditor

The independent auditor is ultimately accountable to the Committee and the Board. The Committee shall:

- Review the independence and performance of the auditor and annually recommend to the Board the appointment of the independent auditor or approve any discharge of auditor when circumstances warrant.
- Assume direct responsibility for overseeing the work of the independent auditor engaged to prepare or issue an audit report or perform other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the independent auditor regarding financial reporting.
- Evaluate and recommend to the Board the independent auditor to be nominated to prepare or issue an audit report or perform other audit, review or attest services for the Corporation, and the compensation of the independent auditor.
- Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its independent auditor. Authority to pre-approve non-audit services may be delegated to the Chair of the Committee, provided that the pre-approval is presented to the full Committee at its first scheduled meeting following such pre-approval.
- On an annual basis, review and discuss with the independent auditor all significant relationships they have with the Corporation that could impair the auditor's independence.
- Review the independent auditor's audit plan, discuss scope, staffing, locations, reliance upon management and internal audit and general audit approach.
- Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditor. Discuss certain matters required to be communicated to audit committees.

- Consider the independent auditor's judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.
- Review the results of independent audits and any change in accounting practices or policies and their impact on the financial statements.
- Where there are unsettled issues raised by the independent auditor's that do not have a material effect on the annual audited financial statements, require that there be a written response identifying a course of action that would lead to their resolution.

Other

The Committee shall:

- Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
- Review and approve the Corporation's hiring policies regarding employees and former employees of the present and former independent auditor of the Corporation.
- Review, through its Chair, the travel and entertainment expenses of the President and Chief Executive Officer.
- If management solicits proxies from the Corporation's security holders for the purpose of electing directors to the Corporation's Board, ensure that the management information circular contains the prescribed disclosure regarding the Committee, and if the Corporation prepares an annual information form, that such annual information form contains the prescribed disclosure regarding the Committee.
- Review and recommend to the Board for approval all non-arm's length transactions involving the Corporation and any director, officer, employee, representative or significant security holder.

Century Mining Corporation

Computershare

9th Floor, 100 University Avenue
Toronto, ontario M5J2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class   COMMON

Holder Account Number
C9999999999   I ND

‾‾‾
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Form of Proxy - Annual and Special Meeting to be held on May 19, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

‾‾‾
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Proxies submitted must be received by 9:00 am, Eastern Time, on May 17, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

• Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

• Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER   012256   HOLDER ACCOUNT NUMBER C9999999999   ACCESS NUMBER 99999

SAM SAMPLE

C9999999999

IND C05

Appointment of Proxyholder
The undersigned "Registered Shareholder" of Century Mining Corporation (the "Company") hereby appoints: Margaret Kent, or failing this person, William Sheridan,
OR
Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. ____________________

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Century Mining Corporation to be held at The National Club, Howland Room, 303 Bay Street, Toronto, Ontario on May 19, 2006 at 9:00 AM (Toronto Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

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	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. Allen V. Ambrose	☐	☐	02. Ross F. Burns	☐	☐	03. Margaret M. Kent	☐	☐	04. William J.V. Sheridan	☐	☐
05. David C. Laing	☐	☐	06. Donald S.Macdonald	☐	☐	07. Pierre Desjardins	☐	☐	08. Dale G. Parker	☐	☐

2. Appointment of Auditor
To appoint the auditor, Deloitte & Touche LLP, Chartered Accountants, and to authorize the Directors to fix the auditors' remuneration.

For ☐ Withhold ☐

3. Stock Option Plan
To consider and, if deemed advisable, to pass (with or without variation) an ordinary resolution re-approving and authorizing the Company's incentive stock option plan.

For ☐ Against ☐

4. Transact Other Business
To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

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I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s) ____________________

Date / / ____________

Interim Financial Statements
Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report
Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

9 9999 013970 1PIZ AR2 SEPQ



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 6, 2007

Dear Sirs: All applicable Exchanges and Commissions
Subject: CENTURY MINING CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type   : Annual General and Special Meeting
2. CUSIP/Class of Security entitled to receive notification : 15662P101/CA15662P1018/COMMON
3. CUSIP/Class of Security entitled to vote   : 15662P101/CA15662P1018/COMMON
4. Record Date for Notice   : 02 Apr 2007
5. Record date for Voting   : 02 Apr 2007
6. Beneficial Ownership determination date   : 02 Apr 2007
7. Meeting Date   : 07 May 2007
8. Meeting Location   : 303 Bay St.
                                                               Toronto, ON

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

CENTURY MINING CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Meeting**") of shareholders of Century Mining Corporation (the "**Company**") will be held at The National Club, Howland Room, 303 Bay Street, Toronto, Ontario, on Monday, May 7, 2007, at the hour of 9:00 a.m. (Toronto time), for the following purposes:

1.   to receive the report of the President to the shareholders;

2.   to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2006 together with the report of the auditor thereon;

3.   to elect directors;

4.   to appoint the auditor, Deloitte & Touche LLP, Chartered Accountants, and to authorize the directors to fix the auditor's remuneration;

5.   to consider and, if deemed advisable, to pass (with or without variation) an ordinary resolution re-approving and authorizing the Company's incentive stock option plan;

6.   to consider and, if deemed advisable, to pass (with or without variation) an ordinary resolution approving and confirming the adoption by the Company of the Shareholder Rights Plan approved by the Company's Board of Directors on April 11, 2007; and

7.   to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign, and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice.

DATED at Blaine, Washington, this 11th day of April, 2007.


BY ORDER OF THE BOARD

(signed) *Margaret M. Kent*

MARGARET M. KENT
Chairman, President and CEO


CENTURY MINING CORPORATION

2007

ANNUAL

AND SPECIAL

MEETING

Notice of Annual and Special Meeting of Shareholders

Management Information Circular

Place: **Toronto, Ontario**

Time: **9:00 a.m.**

Date: **Monday, May 7, 2007**


CENTURY MINING CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Meeting**") of shareholders of Century Mining Corporation (the "**Company**") will be held at The National Club, Howland Room, 303 Bay Street, Toronto, Ontario, on Monday, May 7, 2007, at the hour of 9:00 a.m. (Toronto time), for the following purposes:

1.   to receive the report of the President to the shareholders;

2.   to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2006 together with the report of the auditor thereon;

3.   to elect directors;

4.   to appoint the auditor, Deloitte & Touche LLP, Chartered Accountants, and to authorize the directors to fix the auditor's remuneration;

5.   to consider and, if deemed advisable, to pass (with or without variation) an ordinary resolution re-approving and authorizing the Company's incentive stock option plan;

6.   to consider and, if deemed advisable, to pass (with or without variation) an ordinary resolution approving and confirming the adoption by the Company of the Shareholder Rights Plan approved by the Company's Board of Directors on April 11, 2007; and

7.   to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign, and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice.

DATED at Blaine, Washington, this 11th day of April, 2007.


BY ORDER OF THE BOARD

  (signed) *Margaret M. Kent*

MARGARET M. KENT
Chairman, President and CEO


CENTURY MINING CORPORATION
441 Peace Portal Drive
Blaine, WA 98230

MANAGEMENT INFORMATION CIRCULAR
(containing information as at April 11, 2007 unless otherwise indicated)

SOLICITATION OF PROXIES

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by the management of Century Mining Corporation (the "**Company**") for use at the annual and special meeting of shareholders of the Company (and any adjournment thereof) to be held on **Monday, May 7, 2007** (the "**Meeting**") at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the Chairman, President and Chief Executive Officer and Secretary, respectively, of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the principal office of the Company, 441 Peace Portal Drive, Blaine, WA 98230 U.S.A., Attention: Diana Rollo, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE. SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR FOR WHICH BOTH CHOICES HAVE BEEN SPECIFIED, BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation, or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital: an unlimited number of common shares without par value
Issued and Outstanding: 123,171,019 common shares without par value (as at April 10, 2007)

Only Shareholders of record holding common shares at the close of business on April 2, 2007 (the "**Record Date**"), a day which is 35 days prior to the date of the Meeting, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have their common shares voted at the Meeting. As used herein, the term "**Shareholder**" refers only to registered holders of common shares of the Company.

On a show of hands, every individual who is present as a Shareholder or as a representative of a corporate Shareholder will have one vote (no matter how many shares such Shareholder holds). On a poll, every Shareholder present in person or represented by a proxy and every person who is a representative of a corporate Shareholder will have one vote for each common share registered in the name of the Shareholder on the list of Shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and at the Meeting. Shareholders represented by proxy holders are not entitled to vote on a show of hands.

To the knowledge of the directors and officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only Shareholders, or proxyholders duly appointed by Shareholders, are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (such shareholders being referred to herein as "**Beneficial Shareholders**") are advised that only proxies from Shareholders registered on the Record Date can be recognized and voted at the Meeting. If your common shares are listed in an account statement provided to you by a broker, then in almost all cases those common shares will not be registered in your name on the records of the Company and you are not a Shareholder. Such common shares will more likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. (or similar nominees) are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to Shareholders. However, its purpose is limited to instructing the Shareholder which is the registered holder of such common shares how to vote those common shares on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided and return the proxy form to the intermediary/broker. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation and/or ADP Proxy Services ("**IICC/ADP**"). IICC/ADP typically uses a specific voting instruction form, mails those forms to the

Beneficial Shareholders and asks Beneficial Shareholders to return the voting instruction forms to IICC/ADP. IICC/ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of those common shares to be represented at the Meeting by IICC/ADP clients. **A Beneficial Shareholder receiving an IICC/ADP voting instruction form cannot use that proxy to vote its common shares directly at the Meeting – the voting instruction form must be returned to IICC/ADP well in advance of the Meeting in order to have the common shares voted.** It is also possible, in some cases, to submit voting instructions to IICC/ADP through the Internet.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

A. Election of Directors

The Articles of the Company provide that the board of directors of the Company (the "**Board of Directors**") will consist of a minimum of three and a maximum of ten directors. The Board of Directors presently consists of seven directors and it is intended that seven directors be elected for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director, however, should that occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the accompanying form of proxy have the right to vote for the election of the remaining nominees and may vote for the election of a substitute nominee in their discretion. Each director elected will hold office until the next annual meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Canada Business Corporations Act* (the "**Act**").

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he or she is ordinarily resident, all offices of the Company now held by him or her, his or her principal occupation during the past five years, the period of time for which he or she has been a director of the Company, and the number of common shares of the Company beneficially owned by him or her, directly or indirectly, or over which he or she exercises control or direction, as at the date hereof.

Name, Position and Municipality of Residence	Principal Occupation During the Past 5 Years	Director Since	Number of Shares(1)
Allen V. Ambrose (3)(4)(5) *Director* Spokane, Washington, USA	Consulting Geologist; President and Director – Minera Andes Inc. (public mineral exploration company)	June 2002	Nil
Ross F. Burns (10) *Vice President, Exploration and Director* Bellingham, Washington, USA	From 2003, Vice President, Exploration – Century Mining Corporation; Partner – Karst Investments LLC; From 2004, President and CEO – Tamerlane Ventures Inc.; From 2000 to 2003, Vice President, Exploration – Eden Roc Mineral Corp.	January 2004	944,346
Margaret M. Kent (8) *Chairman, President, CEO and Director* Blaine, Washington, USA	From 2003, Chairman, President and CEO – Century Mining Corporation; Partner – Karst Investments LLC; Chairman and CEO – Eden Roc Mineral Corp.; From 2004, Chairman – Tamerlane Ventures Inc.	October 2003	1,029,846(7)
William J.V. Sheridan (9) *Secretary and Director* Toronto, Ontario, Canada	Partner – Lang Michener LLP (law firm)	October 2003	Nil

Name, Position and Municipality of Residence	Principal Occupation During the Past 5 Years	Director Since	Number of Shares(1)
Donald S. Macdonald (2)(6) *Director* Uxbridge, Ontario, Canada	Senior Advisor, Public Policy – Lang Michener LLP (law firm) since September 2002; Senior Advisor, UBS Bunting Warburg (September 2000 – December 2002)	October 2004	20,000
Dale G. Parker (2)(3)(5)(11) *Director* Vancouver, BC, Canada	Corporate Director; President and CEO of Workers' Compensation Board of British Columbia (1994 – 1998)	May 2006	15,000
Ricardo M. Campoy (2)(4) *Director* Larchmont, NY, USA	Financial and corporate advisor. From 2004 to 2006, head of the Mining and Metals Group at WestLB AG. From 2000 to 2004, member and senior advisor at McFarland Dewey & Co., LLC	March 2007	Nil

Notes:

(1)   The information as to shares beneficially owned, directly or indirectly, or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)   Member of the Audit Committee.
(3)   Member of the Corporate Governance Committee.
(4)   Member of the Compensation Committee.
(5)   Member of the Nominating Committee.
(6)   Mr. Macdonald was a director of CanEnerco Ltd. which went into bankruptcy on or about November 17, 2000. CanEnerco Ltd. remains in bankruptcy pending the outcome of litigation against Encana Corporation.
(7)   Ms. Kent's shares are held in a family trust.
(8)   Ms. Kent was formerly a director of Royal Oak Mines Inc. which in January 1999 was granted protection under the Companies Creditors Arrangement Act and a monitor was appointed. In April 1999, Ms. Kent resigned as a director and following her resignation, a receiver for Royal Oak was appointed. Ms. Kent is a director of Eden Roc Mineral Corp. which, in May 2002, was issued with a cease trade order for failure to file financial statements. In February 2002, Eden Roc's shares were suspended from trading on the TSX and in February 2003, Eden Roc was delisted from the TSX.
(9)   Mr. Sheridan was formerly a director of Royal Oak Mines Inc. which in January 1999 was granted protection under the Companies Creditors Arrangement Act and a monitor was appointed. In April 1999, Mr. Sheridan resigned as a director and following his resignation, a receiver for Royal Oak was appointed. Until November 2006, Mr. Sheridan was a director of Eden Roc Mineral Corp. which is subject to a cease trade order for failure to file financial statements.
(10)   Mr. Burns was formerly a director of Royal Oak Mines Inc. which in January 1999 was granted protection under the Companies Creditors Arrangement Act and a monitor was appointed. In April 1999, Mr. Burns resigned as a director and following his resignation, a receiver for Royal Oak was appointed.
(11)   Mr. Parker was formerly a director of Royal Oak Mines Inc. which in January 1999 was granted protection under the Companies Creditors Arrangement Act and a monitor was appointed. In April 1999, Mr. Parker resigned as a director and following his resignation, a receiver for Royal Oak was appointed. Mr. Parker was formerly a director of Agro Pacific Industries Ltd. which in March 2000 sought protection under the Companies Creditors Arrangement Act. The company made a Plan of Arrangement and Compromise which was approved by the courts in April 2001. Mr. Parker resigned as a director of the company in May 2000.

B.   Appointment of Auditor

The auditor of the Company, Deloitte & Touche LLP, Chartered Accountants was appointed auditor on February 3, 2006. The prior auditor, BDO Dunwoody LLP, Chartered Accountants, was auditor of the Company since April 2004. The auditor prior to BDO Dunwoody LLP was Arthur Lam, Chartered Accountant, who was first appointed auditor of the Company in June 1995.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditor of the Company, to hold such office until the close of the next annual meeting of the shareholders of the Company or until its successor is appointed, and to authorize the directors of the Company to fix the remuneration of the auditor.

C.   Approval of Incentive Stock Option Plan

Pursuant to Policy 4.4 of the TSX Venture Exchange ("**TSXV**") Corporate Finance Manual, all TSXV listed companies are required to adopt a stock option plan prior to granting incentive stock options. The Board of Directors of the Company has established such a plan (the "**Plan**"). The purpose of the Plan is to attract and motivate directors, officers, employees, consultants and others providing services to the Company and its subsidiaries, and thereby advance the Company's interests, by affording such persons with an opportunity to acquire an equity interest in the Company through the issuance of stock options. The Company is currently listed on Tier 2 of the TSXV and has adopted a "rolling" stock option plan reserving for issuance pursuant to the grant and exercise of stock options a maximum of 10% of the issued shares of the Company from time to time. As at April 10, 2007, the Company had 123,171,019 common shares issued and outstanding and 5,225,500 incentive stock options outstanding, leaving a further 7,091,601 options to be granted under the Plan at such date.

The TSXV's Policy 4.4 and the terms of the Plan authorize the Board of Directors to grant stock options to optionees on the following terms:

1.   The aggregate number of shares which may be issued pursuant to options granted under the Plan, unless otherwise approved by Shareholders, may not exceed that number which is equal to 10% of the shares of the Company issued and outstanding from time to time.

2.   The number of shares subject to each option will be determined by the Board of Directors, provided that the aggregate number of shares reserved for issuance pursuant to options granted to:

   (a)   Insiders during any 12 month period may not exceed 10% of the issued shares of the Company;

   (b)   any one individual during any 12 month period may not exceed 5% of the issued shares of the Company (unless the Company is a Tier 1 Issuer and disinterested shareholder approval has been obtained);

   (c)   any one Consultant during any 12 month period may not exceed 2% of the issued shares of the Company;

   (d)   any one person employed to provide investor relations activities during any 12 month period may not exceed 2% of the issued shares of the Company;

   in each case calculated as at the date of grant of the option, including all other shares under option to such person at that time.

3.   The exercise price of an option may not be set at less than the minimum price permitted by the policies of the TSXV (presently $0.10).

4.   Options may be exercisable for a period of up to five years from the date of grant while the Company is listed on Tier 2 of the TSXV. Options may be granted with an exercise period of up to 10 years if the Company becomes listed on Tier 1 of the TSXV.

5.   The options are non-assignable and non-transferable. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or within a period of not more than 90 days after ceasing to be an eligible optionee (30 days in the case of a person engaged in investor relations activities) or, if the optionee dies, within one year from the date of the optionee's death.

6.   On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable if permitted under applicable corporate legislation.

Other than the number of shares reserved for issuance under the Plan, the terms of the Plan have not changed since the Shareholders re-approved the Plan at last year's annual and special meeting. A copy of the Plan is attached hereto as Appendix A and incorporated by reference into this Circular.

Pursuant to Policy 4.4 of the TSXV, as the Plan is a "rolling" stock option plan, it must be approved annually by Shareholders.

Accordingly, the Shareholders will be asked to pass an ordinary resolution (requiring 50% plus one of the votes cast) in substantially the following form, to approve the Plan:

> "RESOLVED, as an ordinary resolution, that the Company's Incentive Stock Option Plan as described in and attached to the Company's management information circular dated April 11, 2007, and the grant of options thereunder in accordance therewith, be approved."

Management recommends voting "For" this resolution.

D.   Adoption of Shareholder Rights Plan

The Meeting has been called in part to consider and if thought appropriate, to approve and confirm the adoption by the Company of a shareholder rights plan (the "Rights Plan") pursuant to the Shareholder Rights Plan Agreement dated effective April 11, 2007 made between the Company and Computershare Trust Company, as rights agent (the "Rights Agreement"). A copy of the Rights Agreement is available on SEDAR at *www.sedar.com* or upon request by contacting the Vice-President Investor Relations of the Company.

The Rights Plan is currently in effect but must be confirmed by shareholders to remain in effect. To be effective, the resolution approving and confirming the Rights Plan must be passed by a majority of the votes cast at the Meeting. The Rights Plan was not adopted by the Board of Directors in response to, or in anticipation of, any offer or takeover bid. The Board of Directors has determined that the Rights Plan is in the best interests of the Company and its shareholders. In recent years, many Canadian companies have adopted shareholder rights plans, and the terms of such plans have evolved to reflect changes in investor attitudes, standards of corporate governance, requirements of securities regulatory authorities, and the views of third-party commentators. The Rights Plan reflects this evolution.

Purpose of the Rights Plan

The Rights Plan is designed to give the Company's Board of Directors and shareholders sufficient time to properly assess an unsolicited take-over bid without undue pressure and to give the Company's Board of Directors time to consider alternatives designed to allow the Company's shareholders to receive full and fair value for their Common Shares. Additionally, the Rights Plan is designed to provide shareholders of the Company with equal treatment in a take-over bid. The desire to ensure that the Company is able to address unsolicited take-over bids for its issued and outstanding Common Shares during the term of the Rights Plan stems from a concern that Canadian take-over bid rules may provide too short a response time to companies that are subject to unsolicited take-over bids to ensure that shareholders are offered full and fair value for their shares.

Shareholders also may feel compelled to tender to a take-over bid even if the shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a shareholder being left with illiquid or minority discounted shares in the Company. This is particularly so in the case of a partial bid for less than all the Common Shares of the Company where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. In addition, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders may dispose of shares at a premium to the market price, which premium is not shared with the other shareholders.

The Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a "Permitted Bid" (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness or with the concurrence of the Company's Board of Directors. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board of Directors, the Rights Plan provides that holders of Common Shares, other than the Acquiring Person (defined below), will be able to purchase additional Common Shares at a significant discount to market, thus exposing the Acquiring Person to substantial dilution of its holdings. Even where a take-over bid does not meet the Permitted Bid criteria, the Board of Directors is always bound to consider any bid for the Company and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the Board of Directors is obligated to act honestly and in good faith with a view to the best interests of the Company.

A number of recent decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a board of directors faced with an unsolicited take-over bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent the successful completion of the bid, but only for so long as the board of directors is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value maximizing alternative will be developed.

The Company's Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the *Canada Business Corporations Act*, to promote a change in the management or direction of the Company, and will have no effect on the rights of holders of the Company's Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

The Rights Plan is not expected to interfere with the day-to-day operations of the Company, nor in any way alter the financial condition of the Company, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a "Flip-in Event" (described below) occurs and the Rights separate from the Common Shares, reporting earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan Agreement.

Effective Date

The effective date of the Rights Plan is April 11, 2007 (the "Effective Date").

Term

If the Rights Plan is not approved by shareholders at the Meeting, the Rights Plan will immediately terminate. If the Rights Plan is approved by shareholders, the Rights Plan will terminate on June 30, 2010, at which time the Rights will expire, unless prior to that date, the Rights are terminated, redeemed, or exchanged by the Board of Directors.

Issue of Rights

To implement the Rights Plan, the Board of Directors authorized the issuance of share purchase rights ("Rights") to the current shareholders of the Company at the rate of one Right for each Common Share outstanding as at 5:00 p.m. (Toronto time) on April 11, 2007 (the "Record Time"). In addition, one Right will be issued with each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights.

Rights Exercise Privilege

The Rights will trigger (i.e. separate from the Company's Common Shares) (the "Separation Time") and will become exercisable 10 Business Days after a person (an "Acquiring Person") becomes the beneficial owner of 20% or more of, or commences or announces a take-over bid for, the Company's outstanding Common Shares, other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below) or pursuant to certain other transactions as described in the Rights Plan. The acquisition by an Acquiring Person of 20% or more of the Common Shares is referred to as a "Flip-in Event".

Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than 20% of the Company's Common Shares to do so by way of a Permitted Bid or Competing Permitted Bid or to make a take-over bid which the Board of Directors considers to represent the full and fair value of the Company's Common Shares.

Prior to the rights being triggered, they will have no value and no dilutive effect on the Company's Common Shares.

Flip-In Event

A Flip-in Event is triggered in the event that a transaction occurs pursuant to which a person becomes an Acquiring Person. Upon the occurrence of a Flip-in Event, each Right (except for Rights beneficially owned by the Acquiring Person and certain other persons specified below) shall thereafter constitute the right to purchase from the Company upon exercise thereof in accordance with the terms of the Rights Plan that number of Common Shares of the Company having an aggregate Market Price (as defined in the Rights Plan) on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined in the Rights Plan and equal to $10) for an amount in cash equal to the Exercise Price. Accordingly, if one assumes a market price of $2 per share, each Right allows a shareholder to purchase 10 Common Shares for $10, effectively allowing the exercising holders of Rights to acquire the Common Shares at a 50% discount to the then prevailing market price and resulting in the issue of 10 Common Shares for each Right, thus creating substantial dilution.

The Rights Plan provides that, upon the occurrence of a Flip-in Event, Rights that are beneficially owned by: (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or of an affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person; shall become null and void without any further action and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

Acquiring Person

An Acquiring Person is a person who Beneficially Owns (as defined in the Rights Plan) 20% or more of the Common Shares of the Company. An Acquiring Person does not, however, include the Company or any subsidiary of the Company, or any person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares of the Company as a result of Permitted Bids, Competing Permitted Bids and certain other exempt transactions.

Permitted Bids and Competing Permitted Bids

A "Permitted Bid" is a take-over bid made by take-over bid circular in compliance with the following additional provisions:

(1)   the bid must be made to all holders of record of Common Shares;

(2)   the bid must be open for a minimum of 60 days following the date that the bid circular is sent to shareholders and no Common Shares may be taken up prior to completion of such 60-day period;

(3)   take-up and payment for the Common Shares may not occur unless the bid is accepted by persons holding more than fifty percent (50%) of the outstanding Common Shares, exclusive of Common Shares held by the person responsible for triggering the Flip-in Event or any person who has announced a current intention to make, or who is making, a take-over bid for the Common Shares of the Company and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons;

8

(4)   Common Shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and

(5)   if the bid is accepted by the requisite percentage specified in (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid should they so wish and must make a public announcement to such effect.

A "Competing Permitted Bid" is a take-over bid that satisfies all of the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for Common Shares tendered under a Competing Permitted Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by law) and the earliest date on which Common Shares may be taken up under the prior Permitted Bid then in existence.

Neither a Permitted Bid nor a Competing Permitted Bid need be approved by the Board of Directors and may be taken directly to the shareholders of the Company. Acquisitions of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in-Event.

Lock-up Agreements

A "Lock-Up Agreement" is an agreement between an Offeror (as defined in the Rights Plan) and a person (the "Locked-up Person") whereby the Locked-up Person agrees to deposit or tender Common Shares held by the Locked-up Person to the Offeror's take-over bid. Entering into a Lock-Up Agreement will not constitute a Flip-in-Event provided that the Lock-Up Agreement permits the Locked-up Person to withdraw its Common Shares from the Lock-Up Agreement in order to tender or deposit the Common Shares to another take-over bid or to support another transaction, where (i) the price per Common Share offered under the other bid or transaction is higher than the offering price contained in or proposed to be contained in the offer to be made pursuant to the Lock-Up Agreement; or (ii) the number of Common Shares to be purchased under the other bid or transaction is higher than the number of Common Shares proposed to be purchased in the offer to be made pursuant to the Lock-Up Agreement and the price per Common Share offered in such alternative bid or transaction is not less than that price contained in or proposed to be contained in the offer to be made pursuant to the Lock-Up Agreement.

Certificates and Transferability

Prior to separation, the Rights will be evidenced by the Common Share certificates of the Company and will not be transferable separately from the Common Shares. Common Share certificates do not need to be exchanged to entitle a shareholder to these Rights. A legend referring to the Rights Plan will be placed on all new share certificates for Common Shares issued by the Company following the Effective Date. From and after separation, the Rights will be evidenced by Rights certificates and will be transferable and traded separately from the Company's Common Shares.

Redemption and Waiver

The Board of Directors may, at any time prior to the occurrence of a Flip-in Event, and subject to shareholder approval, elect to redeem all but not less than all of the Rights at a redemption price of $0.00001 per Right (the "Redemption Price"), appropriately adjusted in certain events. Rights will be deemed to automatically be redeemed at the Redemption Price where a person who has made a Permitted Bid, a Competing Permitted Bid or a take-over bid otherwise exempted by the Board, takes up and pays for the Company's Common Shares under the terms of the bid. If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate and each Right will, after redemption, be null and void and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Under the Rights Plan, the Board of Directors has discretion to waive application of the Rights Plan to a take-over bid made by way of a takeover bid circular, subject to an automatic waiver with respect to all other take-over bids made while the waived take-over bid is outstanding. The Board of Directors of the Company may also waive the application of the Rights Plan to a Flip-in Event which occurs through inadvertence, subject to the "inadvertent" Acquiring Person reducing its holding of the Company's Common Shares within an agreed upon time. Other waivers of the Rights Plan will require shareholder approval.

9

Amendment

The Rights Plan provides that prior to ratification by shareholders, the Board of Directors may in its sole discretion supplement or amend the Rights Plan. Once the Rights Plan has been ratified by the shareholders, however, any amendments or supplements to the terms of the Rights Plan (other than for clerical errors or to maintain the Rights Plan's validity and effectiveness as a result of changes in applicable legislation or regulatory requirements) will require prior shareholder approval. Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

Shareholder Approval

The Rights Plan must be ratified by a majority of the votes cast thereon at a meeting of shareholders. **The Board of Directors recommends a vote FOR the resolution to approve and confirm the Rights Plan.**

STATEMENT OF EXECUTIVE COMPENSATION

The Company is required to disclose the compensation of its Chief Executive Officer, Chief Financial Officer and if applicable, its three most highly compensated executive officers, other than the CEO and CFO, who served as executive officers of the Company in the fiscal year ended December 31, 2006 and whose salary and bonus exceeds $150,000 (collectively, the "**Named Executive Officers**").

During the fiscal year ended December 31, 2006, the Company had two Named Executive Officers. The following table sets forth the compensation awarded, paid to or earned by the Company's Named Executive Officers during the three most recently completed financial years of the Company:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)(1)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compensation ($)
Margaret M. Ken	2006	US$150,000	US$66,800	US$15,877(2)	Nil	50,000	Nil	Nil
Chairman,	2005	US$75,000	Nil	Nil	250,000	Nil	Nil	US$10,941
President and CEO	2004	US$60,000	Nil	Nil	350,000	Nil	Nil	Nil
Diana Rollo	2006	US$22,500	Nil	Nil	150,000	Nil	Nil	Nil
Chief Financial	2005	—	—	—	—	—	—	—
Officer (3)	2004	—	—	—	—	—	—	—

---

(1)   As no SARs have been granted, these figures relate to stock options only.

(2)   Ms. Kent was issued 114,000 units (valued at Cdn$0.68/unit) of the Company as a special bonus relating to Ms. Kent's efforts in securing a $25 million private placement for the Company. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, until April 28, 2008, for one common share at $2.00 per share.

(3)   Ms. Rollo was appointed Chief Financial Officer on November 9, 2006.

Long Term Incentive Plan Awards

Long term incentive plan awards ("**LTIP**") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company did not grant any LTIPs during its most recently completed financial year.

Stock Appreciation Rights

Stock appreciation rights ("**SARs**") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. The Company did not grant any SARs to the Named Executive Officers during its most recently completed financial year.

Option Grants During Most Recently Completed Financial Year

Stock options were granted during the fiscal year ended December 31, 2006 to the Named Executive Officers as follows:

Name	Securities Under Options Granted	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)(1)	Expiration Date
Margaret M. Kent	50,000	2.0%	$ 0.73	$ 0.71	December 14, 2011
Diana Rollo	150,000	5.9%	$ 0.80	$ 0.80	November 1, 2011

(1)   Market Value is the closing price of the Company's common shares on the TSXV on the last date upon which such shares traded prior to the date of grant.

Aggregated Option Exercises During Most Recently Completed Financial Year and Financial Year-End Option Values

The following table shows options that were exercised by the Named Executive Officers during the fiscal year ended December 31, 2006 and the value of unexercised options at December 31, 2006:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End (#)(2) Exercisable/ Unexercisable
Margaret M. Kent	Nil	Nil	800,000 / 0	$ 160,000 / Nil
Diana Rollo	Nil	Nil	0 / 150,000	Nil / Nil

(1)   Aggregate Value Realized is the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)   Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSXV on December 29, 2006 of $0.68 and the exercise prices of options outstanding, multiplied by the number of common shares available for purchase under such options.

All of M. Kent's options were exercisable at year end, but none of D. Rollo's options were exercisable at year end.

Option Repricings

No stock options held by the Named Executive Officers or by any directors were repriced in the past fiscal year.

Pension Plans

The Company does not provide retirement benefits for directors or officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

A wholly-owned subsidiary of the Company, Century Mining (U.S.) Corporation ("**Century U.S.**") has an employment agreement with Ms. Kent, for renewable one-year terms, under which the Company has guaranteed the performance of all of the obligations of Century U.S. to Ms. Kent. Under the terms of the agreement, Ms. Kent receives an annual base salary of US$150,000, which amount is subject to review every 12 months. Ms. Kent is also eligible for an annual bonus award of a maximum of 50% of her base salary based on achieving predetermined annual performance objectives set by the Board of Directors of Century U.S. The agreement may be terminated by Century U.S. without cause upon 24 months prior written notice to Ms. Kent or in lieu of notice, by payment of all salary and benefits which would have accrued to Ms. Kent had the requisite notice been given. Should any person or group of related persons acting jointly or in concert acquire greater than 30% of the outstanding common shares of Century U.S. or elect 40% or more of the Board of Century U.S., Ms. Kent has a six month option to terminate her employment agreement upon which she would receive two times her then current annual salary and the then present value of all benefits which would have accrued to her benefit during the period of 24 months immediately following the termination, including payment of her bonus.

Compensation of Directors

During the most recently completed financial year, the following independent directors received the following cash fees:

Allen Ambrose – Cdn$41,000
David Laing – Cdn$42,000
Donald Macdonald – Cdn$39,000
Pierre Desjardins – Cdn$31,800

Other than the above payments and the grant of stock options, directors of the Company received no compensation from the Company or from any of its subsidiaries for services rendered as directors or for committee participation, involvement in special assignments or for services rendered as consultants or experts. The following table sets forth stock options granted by the Company to directors during the most recently completed financial year:

Name	Securities Under Options Granted	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)(1)	Expiration Date
Allen V. Ambrose	50,000	2.0%	$ 0.73	$ 0.71	December 14, 2011
Ross F. Burns	50,000	2.0%	$ 0.73	$ 0.71	December 14, 2011
Margaret M. Kent	50,000	2.0%	$ 0.73	$ 0.71	December 14, 2011
William J.V. Sheridan	50,000	2.0%	$ 0.73	$ 0.71	December 14, 2011
David C. Laing (2)	Nil	—	—	—	—
Donald S. Macdonald	50,000	2.0%	$ 0.73	$ 0.71	December 14, 2011

12

Pierre Desjardins (3)	50,000	2.0% $	0.73 $	0.71	December 14, 2011
Dale G. Parker	Nil	—	—	—	—

(1)   Market Value is the closing price of the Company's common shares on the TSXV on the last date upon which such shares traded prior to the date of grant.
(2)   Mr. Laing resigned as a director of the Company effective December 31, 2006.
(3)   Mr. Desjardins resigned as a director of the Company effective March 8, 2007.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as at December 31, 2006, the equity compensation plans pursuant to which equity securities of the Company may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,079,500	$	0.70	6,706,469
Equity compensation plans not approved by securityholders	Nil		—	Nil
Total	5,079,500	$	0.70	6,706,469

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or at any time during the Company's last completed financial year was, a director or officer of the Company, a proposed nominee for election as a director of the Company or any associate of any such director, officer or proposed nominee: (i) was, at any time since the beginning of the financial year ended December 31, 2006, indebted to the Company or any of the Company's subsidiaries, or (ii) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth below or elsewhere in this Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or officers of the Company, a proposed management nominee for election as a director of the Company, any Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the common shares of the Company nor an associate or affiliate of any of the foregoing persons had, since January 1, 2006 (being the commencement of the Company's last completed financial year), any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

The Company leases office space (at approximately US$4,000/month) from a company equally owned by Ross Burns, Vice President of Exploration and by a family trust in which Margaret Kent, Chairman, President and CEO, serves as a trustee.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Circular, no person who has been a director or officer of the Company at any time since January 1, 2006, being the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the contingent interest of directors and senior officers of the Company with respect to the re-approval of the Company's incentive stock option plan in which they may participate and receive stock options at the discretion of the Board of Directors.

MANAGEMENT CONTRACTS

The management functions of the Company are substantially performed by directors or senior officers of the Company and not to any substantial degree by any other person with whom the Company has contracted.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management of the Company believe that effective corporate governance is important to the prudent direction and operation of the Company and are committed to instituting and monitoring such policies, procedures, practices and structures as are necessary to ensure effective corporate governance so as to best serve the interests of all shareholders. In that regard, in November, 2005, the Board of Directors established a corporate governance committee. The current members of the corporate governance committee are Allen Ambrose, Dale Parker and Ricardo Campoy. The Company's corporate governance practices and policies are subject to ongoing review and refinement, having regard to changes within the Company and having regard to changes in applicable laws and regulatory policies and evolving best practices.

In June 2005, National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("**NI 58-101**") became effective, requiring all Canadian companies to disclose their corporate governance practices in compliance with NI 58-101. Disclosure of the Company's corporate governance practices in accordance with NI 58-101 is outlined below.

Composition of the Board of Directors

The Board of Directors is currently composed of the following seven directors: Allen Ambrose, Ross Burns, Margaret Kent, William Sheridan, Donald Macdonald, Dale Parker and Ricardo Campoy. All of the current directors will be presented for election at the Meeting.

Should all seven individuals presented for election at the Meeting be elected, four of the seven members of the Board (being Messrs. Ambrose, Macdonald, Parker and Campoy) will be "independent" directors. An independent director is a director who has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgment with respect to the Company. Mr. Burns, Vice President, Exploration of the Company, Ms. Kent, Chairman, President and Chief Executive Officer of the Company, and Mr. Sheridan, Secretary of the Company and partner, Lang Michener LLP, legal counsel to the Company, do not qualify as independent directors.

The Board believes that given Ms. Kent's detailed knowledge of the Company's operations and her many years of experience in the mining industry, she is the most appropriate individual to be Chair of the Company, set the agenda for meetings of the Board, ensure that adequate information is provided to the Board and chair the meetings. Individual directors are also able to submit particular matters for inclusion on the agenda at the Board meetings.

Mandate of the Board of Directors

The Board of Directors is responsible for the stewardship of the Company through consultation with the management of the Company. Any responsibility which is not delegated to management or to a committee of the Board remains with the Board. Frequency of Board meetings as well as the nature of agenda items change depending on the state of the Company's affairs and in light of opportunities or risks which the Company faces. Board members are in frequent contact with one another and Board meetings were held as deemed necessary during 2006.

The Board of Directors met 10 times during 2006. Each director attended the following number of meetings in 2006.

Director	Number of Meetings Attended
Allen Ambrose	10 of 10
Ross Burns	8 of 10
Margaret Kent	9 of 10
William Sheridan	10 of 10
Donald Macdonald	10 of 10
David Laing (1)	8 of 10
Pierre Desjardins (2)	9 of 10
Dale Parker	6 of 7 (3)
Ricardo Campoy	N/A (4)

(1) Mr. Laing resigned as a director effective December 31, 2006.
(2) Mr. Desjardins resigned as a director effective March 8, 2007.
(3) Mr. Parker was elected as a director on May 19, 2006.
(4) Mr. Campoy was appointed as a director on March 22, 2007.

Directorships

Certain current directors or director nominee(s) of the Company are also members of the boards of directors of other reporting issuers (or the equivalent) as set out below:

Director	Reporting Issuer(s)
Allen V. Ambrose	Minera Andes Inc. Samba Gold Inc. Mexivada Mining Corp. Rockgate Capital Corp. Gold Port Resources Ltd.
Margaret M. Kent	Tamerlane Ventures Inc.
William J.V. Sheridan	ShawCor Ltd. Tamerlane Ventures Inc. Win-Eldrich Mines Limited
Donald S. Macdonald	Clean Power Operating Trust; IPC US REIT; Energy Savings Income Fund; Vector Wind Energy Inc.
Dale G. Parker	Industrial Alliance Pacific Life Insurance (a subsidiary of TSX-listed Industrial Alliance Insurance and Financial Services)
Ricardo M. Campoy	Kilgore Minerals Ltd. Idaho General Mines, Inc.

15

Orientation and Continuing Education

The Company has not adopted a formal orientation and education program for new directors. The Board believes that adoption of a formal program is not presently warranted given the size of the Company. However, all new directors are provided with background information on the Company, including an overview of its operations and are provided with the opportunity to meet with management of the Company and with other members of the Board to discuss the Company's affairs. In addition, new directors are also given site visits to the Company's Sigma mine and milling operations.

Ethical Business Conduct

The Company has adopted a formal Code of Conduct for its directors, officers and employees (available on the Company's website at *www.centurymining.com*), however, the Company strives to promote honest and ethical conduct, the avoidance of conflicts of interest, full, fair, accurate and timely public disclosure and compliance with applicable laws. In the case of non-arm's length transactions or other circumstances where a member or members of the Board may have or appear to have a conflict of interest with the Company, prudent corporate practice dictates that the interested member(s) disclose their interest and refrain from voting on the issue and if necessary, a committee of independent directors may be struck to review and make recommendations with respect to the proposed transaction.

Nomination of Directors

The Board has appointed a committee of directors to be responsible for proposing to the Board new nominees for directors of the Company. The members of the nominating committee are Allen Ambrose, Dale Parker and Ricardo Campoy. Nominees are reviewed and must be approved by the Board as a whole.

Compensation

The Board has appointed a committee of directors to be responsible for determining the compensation for the Company's directors and officers. The members of the compensation committee are Allen Ambrose and Ricardo Campoy.

Directors are eligible to participate in the Company's stock option plan. See also "Compensation of Directors".

Compensation of the Company's officers is based upon industry standards and the Company's present stage of development.

Committees of the Board of Directors

Currently, the only standing committees of the Board of Directors are the Audit Committee, the Corporate Governance Committee, the Nominating Committee and the Compensation Committee.

Assessments

The corporate governance committee is responsible for:

(i)   reviewing, on an annual basis, the credentials of existing Board members to assess suitability for re-election;
(ii) reviewing, on a periodic basis, the size of the Board and the various Board committees and making appropriate recommendations to the Board; and
(iii) reviewing, on a periodic basis, the composition of the Board and various Board committees and making appropriate recommendations to the Board.

Audit Committee

Charter

The Board of Directors adopted an audit committee charter on January 26, 2005. A copy of the Company's audit committee charter is available on the Company's website at *www.centurymining.com*.

Composition of the Audit Committee

Dale Parker, Donald Macdonald and Ricardo Campoy are members of the Audit Committee, each of whom is independent and financially literate.

Since 1993, Mr. Parker has been a member of audit committees of Canadian corporations.

Since 1991, Mr. Macdonald has been a member of audit committees of both Canadian and American corporations and Canadian income trusts.

Since 2003, Mr. Campoy has been a member of audit committees of both Canadian and American corporations.

Pre-Approval Policies and Procedures

As set out in the Charter of the Audit Committee, the Audit Committee is responsible for pre-approving all non-audit services to be provided to the Company or its subsidiary entities by its independent auditor.

External Auditor Service Fees

Audit Fees

For audit fees, Deloitte & Touche LLP, Chartered Accountants billed the Company $118,819 in the year ended December 31, 2006 and BDO Dunwoody LLP, Chartered Accountants billed the Company $51,500 in the year ended December 31, 2005.

Audit Related Fees

For assurance and related services, Deloitte & Touche LLP, Chartered Accountants billed the Company $Nil in the year ended December 31, 2006 and BDO Dunwoody LLP, Chartered Accountants billed the Company $13,474 in the year ended December 31, 2005.

Tax Fees

For professional services rendered for tax compliance, tax advice and tax planning, Deloitte & Touche LLP, Chartered Accountants billed the Company $Nil in the year ended December 31, 2006 and BDO Dunwoody LLP, Chartered Accountants billed the Company $3,365 in the year ended December 31, 2005.

All Other Fees

For products and services provided, other than the services reported under the above categories, Deloitte & Touche LLP, Chartered Accountants billed the Company $1,188 in the year ended December 31, 2006 and BDO Dunwoody LLP, Chartered Accountants billed the Company $1,109 in the year ended December 31, 2005.

GENERAL

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

The contents and the sending of this Circular have been approved by the Board of Directors of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at *www.sedar.com* and on the Company's website and *www.centurymining.com*. Copies of the Company's Annual Report containing the audited consolidated financial statements for the year ended December 31, 2006, together with the accompanying report of the auditor and management's discussion and analysis thereof, are available to Shareholders upon written request to the Manager, Investor Relations of the Company at 441 Peace Portal Drive, Blaine, WA 98230.

DATED at Blaine, Washington, the 11th day of April, 2007.


BY ORDER OF THE BOARD OF DIRECTORS
(signed) Margaret M. Kent
Margaret M. Kent, Chairman, President and CEO


18

CENTURY MINING CORPORATION
(the "Company")

INCENTIVE STOCK OPTION PLAN

1.   **Objectives**

The Plan is intended as an incentive to enable the Company to:

(a)   attract and retain qualified directors, officers, employees and consultants of the Company and its Affiliates,

(b)   promote a proprietary interest in the Company and its Affiliates among its employees, officers, directors and consultants, and

(c)   stimulate the active interest of such persons in the development and financial success of the Company and its Affiliates.

2.   **Definitions**

As used in the Plan, the terms set forth below shall have the following respective meanings:

"**Affiliate**" has the meaning ascribed thereto in the Securities Act, as amended from time to time;

"**Associate**" has the meaning ascribed thereto in the Securities Act, as amended from time to time;

"**Board**" means the board of directors of the Company;

"**Committee**" means a committee of the Board that the Board may, in accordance with subsection 3.1, designate to administer the Plan and, until the establishment of such Committee, means the Board;

"**Consultant**" shall have the meaning set forth in National Instrument 45-106   *Prospectus and Registration Exemptions*, as may be amended or superseded from time to time;

"**Company**" means Century Mining Corporation, a company continued under the *Canada Business Corporations Act* and its successor corporations;

"**Director**" means a member of the Board;

"**Employees**" means "employees" as defined in British Columbia Securities Commission Instrument 45-507, as may be amended or superseded from time to time;

"**Insider**" in relation to the Company means (a) an insider as defined under the Securities Act, other than a person who falls within that definition solely by virtue of being a director or Senior Officer of a Subsidiary of the Company, and (b) an Associate of any person who is an Insider by virtue of (a);

"**Investor Relations Activities**" means "investor relations activities" as defined in the TSXV Corporate Finance Manual, as may be amended or superseded from time to time;

"**Management Company Employee**" means an Employee who is employed by a person providing management services to the Company or an Affiliate of the Company (not including promotional or investor relations services);

"**Non-Employee Director**" means a director of the Company or of an Affiliate of the Company who is not an Employee or a Senior Officer;

"**Option**" means an option to purchase Shares granted under or subject to the terms of the Plan;

"**Option Agreement**" means a written agreement between the Company and an Optionee that sets forth the terms, conditions and limitations applicable to an Option;

"**Option Period**" means the period for which an Option is granted;

"**Optioned Shares**" means the Shares for which an Option is or may become exercisable;

"**Optionee**" means a person to whom an Option has been granted under the terms of the Plan or who holds an Option that is otherwise subject to the terms of the Plan;

"**Outstanding Issue**", for the purposes of the Plan, is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance or Option grant in question, excluding Shares issued pursuant to the exercise of the Options or under the Company's other share compensation arrangements during the one-year period preceding the determination;

"**Plan**" means this Incentive Stock Option Plan of the Company;

"**Securities Act**" means the *Securities Act* (Ontario), as amended from time to time;

"**Senior Officer**" has the meaning ascribed thereto in the Securities Act;

"**Shares**" means the common shares without par value in the capital stock of the Company as the same are presently constituted; and

"**TSXV**" means the TSX Venture Exchange or any successor thereto; provided that if the Shares are or become listed on a senior stock exchange, then reference to "TSXV" means a reference to such senior stock exchange.

3.   **Administration of the Plan**

3.1   The Plan will be administered by a Committee of two or more Directors who may be designated from time to time to serve as the Committee for the Plan, all of the sitting members of which shall be current Directors. Notwithstanding the existence of any such Committee, the Board itself will retain independent and concurrent power to undertake any action hereunder delegated to the Committee, whether with respect to the Plan as a whole or with respect to individual Options granted or to be granted under the Plan.

3.2   Subject to the limitations of the Plan, the Committee shall have full power to grant Options, to determine the terms, limitations, restrictions and conditions respecting such Options and to settle, execute and deliver Option Agreements and bind the Company accordingly, to interpret the Plan and to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper and to reserve, allot, fix the price of and issue Shares pursuant to the grant and exercise of Options, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of the Plan.

3.3   Notwithstanding any provision of this Plan, the Committee may, in its discretion grant Options as it sees fit, or otherwise, accelerate the vesting or exercisability of any Option, eliminate or make less restrictive any restrictions contained in an Option, waive any restriction or other provision of the Plan or an Option or otherwise amend or modify an Option in any manner that is either:

(a)   not adverse to the Optionee holding such Option; or

(b)   consented to by such Optionee;

and, subject to any required approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company, provide for the extension of the Option Period of an outstanding Option.

3.4   The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Option in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee in the interpretation and administration of the Plan shall lie within its absolute discretion and shall be final, conclusive and binding on all parties concerned. No member of the Committee shall be liable for anything done or omitted to be done by such member, by any other member of the Committee or by any officer of the Company, in connection with the performance of any duties under the Plan, except those which arise from such member's own willful misconduct or as expressly provided by statute.

3.5   The Company shall pay all administrative costs of the Plan.

4.   Eligibility for Options

4.1   Options may be granted to Employees, Senior Officers, Directors, Non-Employee Directors, Management Company Employees and Consultants of the Company and its Affiliates who are, in the opinion of the Committee, in a position to contribute to the success of the Company or any of its Affiliates or who, by virtue of their service to the Company or any predecessors thereof or to any of its Affiliates, are in the opinion of the Committee, worthy of special recognition. Except as may be otherwise set out in this Plan, the granting of Options is entirely discretionary. Nothing in this Plan shall be deemed to give any person any right to participate in this Plan or to be granted an Option and the designation of any Optionee in any year or at any time shall not require the designation of such person to receive an Option in any other year or at any other time. The Committee shall consider such factors as it deems pertinent in selecting participants and in determining the amounts and terns of their respective Options.

4.2   If all Optionee who is granted an Option is an Employee, Management Company Employee or Consultant of the Company or any of its Affiliates, the Option Agreement pertaining to such Option shall contain a representation by both the Company and the Optionee that the Optionee is a bona fide Employee, Management Company Employee or Consultant of the Company or its Affiliates.

4.3   Subject to the acceptance of this Plan for filing by the TSXV, any options over securities of the Company previously granted by the Company which remain outstanding as at May 20, 2003, will be deemed to have been issued under and will be governed by the terms of the Plan provided that, in the event of inconsistency between the terms of the agreements governing such options previously granted and the terns of the Plan, the terms of such agreements shall govern. Any Shares issuable upon exercise of such options granted previously will be included for the purpose of calculating the amounts set out in subsection 5.1 hereof.

4.4   Subject to any applicable regulatory approvals, Options nay also be granted under the Plan in exchange for outstanding Options granted by the Company or any predecessor Company thereof or any Affiliate thereof, whether such outstanding options were granted under the Plan, under any other stock option plan of the Company or any predecessor Company or any Affiliate thereof, or under any stock option agreement with the Company or any predecessor Company or Affiliate thereof.

4.5   Subject to any applicable regulatory approvals, Options may also be granted under the Plan in substitution for outstanding options of one or more other companies in connection with a plan of arrangement or exchange, amalgamation, merger, consolidation, acquisition of property or shares, or other reorganization between or involving such other companies the Company or any of its Affiliates.

5.   Number of Shares Reserved under the Plan

5.1   The number of Shares that may be reserved for issuance under the Plan, is limited as follows:

(a) the maximum aggregate number of Shares issuable pursuant to the exercise of Options granted under the Plan shall be a maximum of TEN (10%) PERCENT of the issued and outstanding Shares at the date of grant (including Shares issuable upon the exercise of outstanding stock options as at May 20, 2003, referred to in subsection 4.3 hereof), provided that:

    (i) if any Option subject to the Plan is forfeited, expires, is terminated or is cancelled for any reason whatsoever (other than by reason of the exercise thereof), then the maximum number of Shares for which Options may be granted hereunder shall be increased by the number of Shares which were the subject of such forfeited, expired, terminated or cancelled Options;

    (ii) such maximum number of Shares shall be appropriately adjusted in the event of any subdivision or consolidation of the Shares; and

(b) if and for so long as the Shares are listed on the TSXV:

    (i) the maximum aggregate number of Shares that may be reserved under the Plan or other share compensation arrangements of the Company for issuance to Insiders in any twelve (12) month period shall not exceed ten (10%) percent of the issued and outstanding number of Shares;

    (ii) the maximum aggregate number of Shares that may be reserved under the Plan or other share compensation arrangements of the Company for issuance to any one Consultant in any twelve (12) month period shall not exceed two (2%) percent of the issued and outstanding number of Shares, and

    (iii) the maximum aggregate number of Shares that may be reserved under the Plan or other share compensation arrangements of the Company for issuance to any one person who is employed in Investor Relations Activities shall not exceed, in any twelve (12) month period, two (2%) percent of the issued and outstanding number of Shares at the time of grant.

6. Number of Optioned Shares per Option

6.1 Unless the Company is classified as a "Tier 1" issuer on the TSXV and the Plan has been approved by the "disinterested shareholders" (as defined in the TSXV Corporate Finance Manual) of the Company, the total number of Shares reserved for issuance to any one individual pursuant to Options or any other share compensation arrangements of the Company in any twelve (12) month period shall not exceed five (5%) percent of the number of issued and outstanding Shares from time to time.

6.2 Subject always to the limitations in subsections 5.1 and 6.1, the number of Optioned Shares under an Option shall be determined by the Committee, in its discretion, at the time such Option is granted, taking into consideration the Optionee's present and potential contribution to the success of the Company and taking into account all other Options then held by such Optionee.

7. Price

7.1 The exercise price per Optioned Share under an Option shall be determined by the Committee, in its discretion, at the time such Option is granted, but such price shall be fixed in compliance with the applicable provisions of the TSXV Corporate Finance Manual in force at the time of grant and, in any event, shall not be less than the closing price of the Shares on the TSXV on the trading day immediately preceding the day on which the Option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used), in each case less up to the maximum discount permitted by the TSXV (the "Discounted Market Price"). The exercise price at which, and the number of optioned securities for which, an outstanding Option may be exercised following a subdivision or consolidation of the Shares shall be subject to adjustment in accordance with section 11.

7.2   The exercise price per Optioned Share under an Option may be reduced at the discretion of the Committee if:

(a)   at least six (6) months has elapsed since the later of the date such Option was granted and the date the exercise price for such Option was last amended; and

(b)   disinterested shareholder approval is obtained for any reduction in the exercise price under an Option held by an Insider of the Company;

Provided that if the exercise price is reduced to the Discounted Market Price, the TSXV four (4) month hold period will apply from the date of the amendment and further provided that no such conditions will apply in the case of an adjustment made under subsection 5.1 (a)(ii).

8.   Option Period and Exercise of Options

8.1   The Option Period for an Option shall be determined by the Committee at the time the Option is granted and may be up to ten (10) years from the date the Option is granted, unless the Company is then classified as a "Tier 2" issuer by the TSXV, in which case the maximum Option Period shall be five (5) years from the date the Option is granted. At the time an Option is granted, the Committee may determine that, with respect to that Option, upon the occurrence of one of the events described in subsection 10.1 there shall come into force a time limit for exercise of such Option which is different than the Option Period, and in the event of such a determination, the Option Agreement for such Option shall contain provisions which specify the events and time limits related to that determination. Subject to the applicable maximum Option Period provided for in this subsection 8.1 and subject to applicable regulatory requirements and approvals, the Committee may extend the Option Period of an outstanding Option beyond its original expiration date, (whether or not such Option is held by an Insider). If and so long as the Company is classified as a "Tier 2" issuer by the TSXV, the following restrictions shall apply:

(a)   Options granted to any Optionee who is a Director, Employee, Consultant or Management Company Employee must expire within ninety (90) days after the Optionee ceases to be in at least one of those categories; and

(b)   Options granted to an Optionee who is engaged in Investor Relations Activities must expire within thirty (30) days after the Optionee ceases to be employed to provide Investor Relations Activities.

8.2   The Committee may determine when any Option will become exercisable and may determine that the Option shall be exercisable in installments.

8.3   If there is a takeover bid or tender offer made for all or any of the issued and outstanding Shares, then the Board may, in its sole and absolute discretion and if permitted by applicable legislation, unilaterally determine that outstanding Options, whether fully vested and exercisable or subject to vesting provisions or other limitations on exercise, shall be conditionally exercisable in full to enable the Optioned Shares subject to such Options to be conditionally issued and tendered to such bid or offer, subject to the condition that if the bid or offer is not duly completed the exercise of such Options and the issue of such Shares will be rescinded and nullified and the Options, including any vesting provisions or other limitations on exercise which were in effect will be re-instated.

8.4   The vested portions of Options will be exercisable, in whole or in part, at any time after vesting. If an Option is exercised for fewer than all of the Optioned Shares for which the Option has then vested, the Option shall remain in force and exercisable for the remaining Optioned Shares for which the Option has then vested, according to the terms of such Option.

8.5 The exercise of any Option will be contingent upon receipt by the Company of payment in full for the exercise price of the Shares being purchased in cash by way of certified cheque or bank draft. Neither an Optionee nor the legal representatives, legatees or distributees of such Optionee will be, or will be deemed to be, a holder of any Shares subject to an Option under the Plan unless and until certificates for such Shares are issuable to the Optionee or such other persons pursuant to the Option or the Plan.

9. Stock Option Agreement

9.1 Upon the grant of an Option to an Optionee, the Company and the Optionee shall enter into an Option Agreement setting out the number of Optioned Shares subject to the Option, the Option Period and, if applicable, the vesting schedule for the Option, and incorporating the terms and conditions of the Plan and any other requirements of regulatory authorities and stock exchanges having jurisdiction over the securities of the Company, together with such other terms and conditions as the Committee may determine in accordance with the Plan.

10. Effect of Termination of Employment or Death

10.1 An Outstanding Option shall remain in full force and effect and exercisable according to its terms for the Option Period notwithstanding that the holder of such Option ceases to be a Director, Employee, Senior Officer or Consultant of the Company for any reason, including death, subject always to any express term in any Option Agreement made pursuant to subsection 8.1 which provides that upon the occurrence of one of such events there shall come into force a time limit for exercise of such Option which is different than the Option Period. So long as the Shares are listed on the TSXV (unless otherwise permitted by the TSXV) the maximum period within which the heirs or administrators of a deceased Optionee may exercise any portion of an outstanding Option is one (1) year from the date of death or the balance of the Option Period, which ever is earlier.

10.2 In the event of the death of an Optionee, an Option which remains exercisable may be exercised in accordance with its terms by the person or persons to whom such Optionee's rights under the Option shall have passed under the Optionee's will or pursuant to law.

11. Adjustment in Shares Subject to the Plan

11.1 Following the date an Option is granted, the exercise price for and the number of Optioned Shares which are subject to an Option will be adjusted, with respect to the then unexercised portion thereof, by the Committee from time to time (on the basis of such advice as the Committee considers appropriate, including, if considered appropriate by the Committee, a certificate of the auditor of the Company) in the events and in accordance with the provisions and rules set out in this section 11, with the intent that the rights of Optionees under their Options are, to the extent possible, preserved notwithstanding the occurrence of such events. The Committee will conclusively determine any dispute that arises at any time with respect to any adjustment pursuant to such provisions and rules, and any such determination will be binding on the Company, the Optionee and all other affected parties.

11.2 The number of Optioned Shares to be issued on the exercise of an Option shall be adjusted from time to time to account for each dividend of Shares (other than a dividend in lieu of cash dividends paid in the ordinary course), so that upon exercise of the Option for an Optioned Share the Optionee shall receive, in addition to such Optioned Share, an additional number of Shares ("Additional Shares"), at no further cost, to adjust for each such dividend of Shares. The adjustment shall take into account every dividend of Shares that occurs between the date of the grant of the Option and the date of exercise of the Option for Such Optioned Share. If there has been more than one such dividend, the adjustment shall also take into account that the dividends that are later in time would have been distributed not only on the Optioned Share had it been outstanding, but also on all Additional Shares which would have been outstanding as a result of previous dividends.

11.3 If the Outstanding Shares are changed into or exchanged for a different number of shares or into or for other securities of the Company or securities of another Company or entity, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, then on each exercise of the Option which occurs following such events, for each Optioned Share for which the Option is exercised, the Optionee shall instead receive the number and kind of shares or other securities of the Company or other Company into which such Option Share would have been changed or for which such Option Share would have been exchanged if it had been outstanding on the date of such event.

11.4   If the outstanding Shares are changed into or exchanged for a different number of shares or into or for other securities of the Company or securities of another Company or entity, in a manner other than as specified in subsections 11.2 or 11.3, then the Committee, in its sole discretion, may make such adjustment to the securities to be issued pursuant to any exercise of the Option and the exercise price to be paid for each such security following such event as the Committee in its sole and absolute discretion determines to be equitable to give effect to the principle described in subsection 11.1, and such adjustments shall be effective and binding upon the Company and the Optionee for all purposes.

11.5   If the Company distributes, by way of a dividend or otherwise, to all or substantially all holders of Shares, property, evidences of indebtedness or shares or other securities of the Company (other than Shares) or rights, options or warrants to acquire Shares or securities convertible into or exchangeable for Shares or other securities or property of the Company, other than as a dividend in the ordinary course, then, if the Committee, in its sole discretion, determines that such action equitably requires an adjustment in the exercise price under any outstanding Option or in the number(s) of Optioned Shares subject to any such Option, or both, such adjustment may be made by the Committee and shall be effective and binding on the Company and the Optionee for all purposes.

11.6   No adjustment or substitution provided for in this section 11 shall require the Company to issue a fractional share in respect of any Option. Fractional shares shall be eliminated.

11.7   The grant or existence of an Option shall not in any way limit or restrict the right or power of the Company to effect adjustments, reclassifications, reorganizations, arrangements or changes of its capital or business structure, or to amalgamate, merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

12.   Non-Assignability

12.1   Neither the Options nor the benefits and rights of any Optionee under any Option or under the Plan shall be assignable or otherwise transferable, except as specifically provided in subsection 10.2 in the event of the death of the Optionee. During the lifetime of the Optionee, all such Options, benefits and rights may only be exercised by the Optionee.

13.   Employment

13.1   Nothing contained in the Plan shall confer upon any Optionee, or any person employing a Management Company Optionee, any right with respect to employment or continuance of employment with, or the provision of services to, the Company or any of its Affiliates, or interfere in any way with the right of the Company or any of its Affiliates to terminate the Optionee's employment or the services of any such person at any time. Participation in the Plan by an Optionee is voluntary.

14.   Regulatory Acceptances

14.1   The Plan is subject to the acceptance of the Plan for filing by the TSXV, and the Committee is authorized to amend the Plan from time to time in order to comply with any changes required from time to time by such applicable regulatory authorities, whether as conditions to the acceptance for filing of the Plan or otherwise, provided that no such amendment will in any way derogate from the rights held by Optionees holding Options (vested or unvested) at the time thereof without the consent of such Optionees.

14.2   The obligation of the Company to issue and deliver Optioned Shares pursuant to the exercise of any Options granted under the Plan is subject to the acceptance of the Plan for filing by the TSXV. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such acceptance for filing, then the obligation of the Company to issue such Optioned Shares shall terminate and any amounts paid to the Company for such Optioned Shares shall be returned to the Optionee forthwith without interest or deduction.

15.   Securities Regulation and Tax Withholding

15.1   Where necessary to enable the Company to use an exemption from requirements to register Optioned Shares or file a prospectus or use a registered dealer to distribute Optioned Shares under securities laws applicable to the securities of tile Company in any jurisdiction, an Optionee, upon the acquisition of any Optioned Shares by the exercise of Options and as a condition to such exercise, shall provide to the Committee such evidence as the Committee requires to demonstrate that the Optionee or recipient will acquire such Optioned Shares with investment intent (i.e. for investment purposes) and not with a view to their distribution, including an undertaking to that effect in a form acceptable to the Committee. The Committee may cause a legend or legends to be placed upon any certificates for the Optioned Shares to make appropriate reference to applicable resale restrictions, and the Optionee or recipient shall be bound by such restrictions. The Committee also may take such other action or require such other action or agreement by such Optionee or proposed recipient as may from time to time be necessary to comply with applicable securities laws. This provision shall in no way obligate the Company to undertake the registration or qualification of any Options or the Option Shares under any securities laws applicable to the securities of the Company.

15.2   For all purposes of the Plan, the Committee and the Company may take all such measures as they deem appropriate or necessary to comply with applicable laws, including income tax laws and securities laws and regulations, as well as the rules of regulatory authorities having jurisdiction over the Company or in respect of the securities of tile Company. Without limitation to the foregoing, the Committee and the Company may withhold and remit to tax authorities such sums which might otherwise be due or accruing due by the Company to an Optionee, if such withholding and remittance are required under applicable income tax laws in connection with the grant or exercise of the Optionee's Options.

15.3   Issuance, transfer or delivery of certificates for Optioned Shares acquired pursuant to the Plan may be delayed, at the discretion of the Committee, until the Committee is satisfied that the requirements of applicable laws and regulations, and applicable rules of regulatory authorities, have been met.

16.   Amendment and Termination of Plan

16.1   The Board reserves the right to amend or terminate the Plan at any time if and when it is deemed advisable in the absolute discretion of the Board; provided, however, that no such amendment or termination shall adversely affect any outstanding Options granted under the Plan without the consent of the Optionee. Any amendment to the Plan shall also be subject to acceptance of such amendment or amended Plan for filing by the TSXV and, where required by the TSXV, the approval of the shareholders of the Company.

17.   No Representation or Warranty

17.1   The Company makes no representation or warranty as to the future market value of any Shares or Optioned Shares.

18.   General Provisions

18.1   Nothing contained in the Plan shall prevent the Company or any of its Affiliates from adopting or continuing in effect other compensation arrangements (subject to shareholder approval if such approval is required by TSXV) and such arrangements may be either generally applicable or applicable only in specific cases.

18.2   The validity, construction and effect of the Plan, the grants of Options, the issue of Option Shares, any rules and regulations relating to the Plan any Option Agreement, and all determinations made and actions taken pursuant to the Plan, shall be governed by and determined in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

18.3   If any provision of the Plan or any Option Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Option, or would disqualify the Plan or any Option under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Option, such provision shall be stricken as to such jurisdiction, person, or Option and the remainder of the Plan and any such Option Agreement shall remain in full force and effect.

18.4   Neither the Plan nor any Option shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any of its Affiliates and an Optionee or any other person.

18.5   Headings are given to the sections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

19.   Term of the Plan

19.1   The Plan shall be effective as of May 20, 2003, subject to its approval by the shareholders of the Company and acceptance for filing by the TSXV pursuant to section 14.

19.2   The Plan shall be effective until May 20, 2013 unless the Plan is earlier terminated by the Board pursuant to section 16, and no Option shall be granted under the Plan after that date. Unless otherwise expressly provided in the Plan or in an applicable Option Agreement, the Option Period for any Option granted hereunder will, and any authority of the Board to amend, alter, adjust, suspend, discontinue or terminate any such Option or to waive any conditions or rights under any such Option shall, continue after termination of the Plan on May 20, 2013 or any earlier termination date of the Plan, notwithstanding such termination.

Adopted by the Board: May 20, 2003
Accepted for filing by the TSXV: August 27, 2003
Approved by the Shareholders: June 30, 2004

Century Mining Corporation



9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on May 7, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 am, Eastern Time, on May 3, 2007.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.
  1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site:
  www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER   **HOLDER ACCOUNT NUMBER**   **ACCESS NUMBER**

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Century Mining Corporation (the "Corporation") hereby appoint(s): Margaret Kent, or failing this person, William Sheridan,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

_____

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Century Mining Corporation to be held at The National Club, Howland Room, 303 Bay Street, Toronto, Ontario on May 7, 2007 at 9:00 a.m. (Toronto time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

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1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Allen V. Ambrose	☐	☐	02. Ross F. Burns	☐	☐	03. Margaret M. Kent	☐	☐
04. William J.V. Sheridan	☐	☐	05. Donald S. Macdonald	☐	☐	06. Dale G. Parker	☐	☐
07. Ricardo M. Campoy	☐	☐						

	For	Withhold
2. Appointment of Auditors Appointment of Deloitte & Touche LLP, Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐
3. Re-approving and Authorizing the Corporation's Incentive Stock Option Plan To consider and, if deemed advisable, to pass (with or without variation) an ordinary resolution re-approving and authorizing the Corporation's incentive stock option plan.	☐	☐
4. Approve and Confirm Adoption of the Shareholder Rights Plan To consider and, if deemed advisable, to pass (with or without variation) an ordinary resolution approving and confirming the adoption by the Corporation of the Shareholder Rights Plan.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

Signature(s)   **Date**

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

/   /

Interim Financial Statements
Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.   ☐

Annual Report
Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail.   ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

024876   AR1   SEPQ



Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

April 19, 2007

To: Century Mining Corporation

Dear Sirs:

Subject: Century Mining Corporation

We confirm that the following material was sent by pre-paid mail on April 17th, 2007 to the registered shareholders and non-objecting beneficial owners (NOBO's) of Common shares of the subject Corporation:

A   Notice of Annual General and Special Meeting of Shareholders/Management Information Circular

B   Audited Consolidated Financial Statements for the Years Ended December 31, 2006 and 2005/Management's Discussion and Analysis

C   Letter to Shareholders

D   Form of Proxy — Registered Shareholders

E   Voting Instruction Form — NOBO Shareholders

F   Supplemental Mailing List Return Card

G   Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Ana Garcia"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4320)
Fax: 604.661.9401